As filed with the Securities and Exchange Commission January 17, 2006	SEC File No.: 333-129943

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

____________________

FORM F-3/A
Amendment No. 1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

____________________

FORBES MEDI-TECH INC.

(Exact name of Registrant as specified in its charter)

Canada	98-0443336
(State or other jurisdiction incorporation or organization)	(I.R.S. Employer Identification Number)

200 – 750 West Pender Street
Vancouver, British Columbia, Canada V6C 2T8
(604) 689-5899

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

DL Services, Inc.
1420 Fifth Avenue, Suite 3400
Seattle, WA  98101
(206) 903-8800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

____________________

Copies to:

Kenneth Sam	Nancy Glaister
Dorsey & Whitney LLP Republic Plaza Building Suite 4700 - 370 Seventeenth Street Denver, CO 80202-5647 (303) 629-3445	Cawkell Brodie Glaister LLP 1260 - 1188 West Georgia Street Vancouver, B.C. Canada V6E 4A2 (604) 684-3323

____________________

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐   ___________________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.   ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

Preliminary Prospectus

The information in this prospectus is not complete and may be changed.  Selling Security Holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Dated January ___, 2006	Subject to Completion

7,136,363 Common Shares

Forbes Medi-Tech Inc.

Suite 200, 750 West Pender Street, Vancouver, British Columbia, Canada V6C 2T8

Telephone:  (604) 689-5899

________________________________

This prospectus relates to the resale by certain selling security holders named on page 16, or their permitted successors or assigns, of up to 7,136,363 common shares including:

-

Up to 3,636,363 common shares issuable upon conversion of Series B Convertible Preferred Shares;

-

up to 2,072,727 common shares that were or may be issued upon exercise of warrants; and

-

up to 1,427,273 common shares, which is equal to 25% of the number of common shares acquirable upon conversion of the Series B Preferred Shares and exercise of the warrants.

We will not receive any proceeds from the resale of the common shares.  We agreed to pay all of the expenses incurred in connection with the registration of the resale of the common shares.

Our common shares trade on The Toronto Stock Exchange (TSX) under the symbol “FMI” and on the Nasdaq National Market (NASDAQ) under the symbol “FMTI.”  On January 13, 2006, the closing price of our common shares was Cdn$2.15 on the TSX and US$1.89 on NASDAQ.

The selling security holders may offer and sell the common shares on the TSX or the NASDAQ at prevailing market prices or in privately negotiated transactions at prices other than the market price.

Investing in the common shares involves risks that are described in the “Risk Factors” section beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is ______________, 2006.

TABLE OF CONTENTS

TABLE OF CONTENTS	1
PROSPECTUS SUMMARY	2
RISK FACTORS	6
FORWARD-LOOKING STATEMENTS	15
USE OF PROCEEDS	15
DIVIDEND POLICY	15
SELLING SECURITY HOLDERS	16
CAPITALIZATION	17
THE OFFER AND LISTING	18
PLAN OF DISTRIBUTION	20
ADDITIONAL INFORMATION	21
SHARE CAPITAL	21
HISTORY OF SHARE CAPITAL FOR THE LAST THREE YEARS	24
ARTICLES AND BY-LAWS	25
TAXATION	34
WHERE YOU CAN FIND MORE INFORMATION	39
LEGAL MATTERS	39
EXPERTS	39
IMPORTANT INFORMATION INCORPORATED BY REFERENCE	39
SEC’S POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	39
SUPPLEMENTAL INFORMATION – ITEM 18 RECONCILIATION	40
PART II INFORMATION NOT REQUIRED IN PROSPECTUS	52

___________________

You should rely only on the information contained in this prospectus.  We have not authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only.  Our business, financial condition, results of operations and prospects may have changed since that date.

We do not intend this document to be an offer or solicitation:

1.

if used in a jurisdiction in which such offer or solicitation is not authorized;

2.

if the person making such offer or solicitation is not qualified to do so; or

3.

if such offer or solicitation is made to anyone to whom it is unlawful to make such offer or solicitation.

___________________

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus.  This summary does not contain all of the information that may be important to you.  You should read this entire prospectus and the incorporated information before making an investment decision.  In this prospectus, the terms "Forbes," "the Company" "we," "our" and "us" refer to Forbes Medi-Tech Inc. and our subsidiaries unless the context expressly dictates that such reference applies to Forbes Medi-Tech Inc. individually.  All references to dollars ($) in this prospectus are expressed in Canadian funds, unless otherwise indicated.

FORBES MEDI-TECH INC.

OVERVIEW

We are a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease.

Our vision is to develop and market products along a treatment continuum that consumers, healthcare professionals and specialized cardiovascular disease research and healthcare institutions will identify, recommend and seek.  Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

It is well recognized that an elevated level of total blood cholesterol is an independent risk factor for cardiovascular disease, including coronary heart disease, and that the reduction of high blood cholesterol, and the reduction of low density lipoprotein-cholesterol (LDL or "bad" cholesterol) in particular, can significantly reduce one of the major risks for these diseases.

According to the Executive Summary of the U.S. National Cholesterol Education Program (NCEP) Third Report of the Expert Panel on Detection, Evaluation and Treatment of High Blood Cholesterol in Adults (Adult Treatment Panel III or ATP III) (the “NCEP 2001 Report”), (National Institutes of Health Publication No. 01-3670, May, 2001), the two major approaches to LDL-lowering therapy are drug therapy and therapeutic lifestyle changes.

We have developed products for both the drug therapy and the lifestyle changes approach, thus targeting a full range of healthcare professionals dealing with cardiovascular disease. Specifically, we are developing our pharmaceutical candidate, FM-VP4, as a cholesterol-lowering drug therapy, either alone or in combination with other cholesterol-lowering drugs. In addition, we have developed Reducol™ and Phyto-S-Sterols as cholesterol-lowering food and dietary supplement ingredients or “nutraceuticals”, which we believe are continuing to gain popularity as part of the lifestyle changes approach to lowering of LDL cholesterol.

Both our product approaches to LDL cholesterol-lowering involve agents that have a tolerable side effect profile.  To date, our scientific platform and core expertise has been based on plant sterols, also known as phytosterols, which are lipid-like compounds found in the cells and membranes of all oil-producing plants, grains and trees.  Plant sterols have commercial applications as cholesterol-lowering agents and other pharmaceutical applications.

Our main products under development or commercialization include:

o

FM-VP4, our cholesterol-lowering pharmaceutical drug candidate, which represents a new class of cardiovascular pharmaceuticals known as cholesterol absorption inhibitors.  On November 2, 2005, we announced that we had initiated a US Phase II trial for FM-VP4. Fifteen US sites have been selected and have begun to identify potentially eligible subjects.  On December 2, 2005, we announced that we have started dosing subjects.  The primary efficacy objective of this trial is to determine the effect of two doses of FM-VP4, 450mg and 900mg, given for 12 weeks, compared to placebo, on low density lipoprotein-cholesterol (LDL-C). The goal of this trial is to demonstrate a minimum of 15% reduction from baseline in LDL-C at Week 12.

o

our branded nutraceutical ingredient, Reducol™, and our non-branded nutraceutical ingredients, referred to by us as “Phyto-S Sterols,” which are food additives and dietary supplement ingredients.

In the pharmaceutical area, in addition to FM-VP4, we are continuing to explore indications from our FM-VPx library of compounds, a group of synthetic entities with therapeutic potential targeting several different segments of the health care market.  Indications being explored include cholesterol and triglyceride-lowering, HDL (good cholesterol) increasing, anti-obesity, anti-diabetic, and anti-inflammatory.   The exploration of different indications provides us not only with a foundation for further research but also the potential to enter into new segments of the health market.  Each of these health care market segments is both substantial in size and shows a need for the development of new and better products.

In the nutraceutical area, we have researched, developed and commercialized a series of phytosterol-based ingredients that have clinically demonstrated the ability to help lower cholesterol.  Our phytosterols can be incorporated into both dietary supplements, and into a wide variety of foods, including low-fat and no-fat foods.  We have developed technology for the use of our phytosterols in the following broad food categories: cereal bars, fruit juices, cheese, yogurt, milk, and other dairy products, cooking oils, salad dressings, fat spreads and confectionary items.

Our branded nutraceutical ingredient, Reducol™, is currently incorporated into a range of yogurts sold by Kesko in Finland under the “Pirkka” premium brand name, and into Nature Made’s “Cholest-Off”, a dietary supplement distributed in the United States by Pharmavite LLC.  In December, 2005, we announced that Tesco Stores Ltd. of the U.K. would be launching a new line of cholesterol-lowing products containing Reducol™, and on January 4, 2006, we announced that Tesco Stores will start selling a margarine spread, yogurt and yogurt drink containing Reducol™. These products will be marketed under the Tesco private label brand.

RESEARCH AND DEVELOPMENT

We currently outsource substantially all of our research and development to third-party laboratories and universities.  Our policy in outsourcing research and development is to retain all rights to technology developed by the third party laboratory or university, except in some cases where the laboratory improves its methodology or a university collaborates in conducting the research.

Our focus in the prescription pharmaceutical area remains on cardiovascular and related diseases, including triglyceride lowering, anti-obesity, anti-diabetic and anti-inflammatory indications, but we may also develop compounds for a wider range of therapeutic applications. We intend to continue our research and development efforts in the nutraceuticals area to develop new dietary supplement and functional food ingredients, including ingredients which can be incorporated into food and beverages which are low-fat and no-fat.

For the periods indicated below, our expenses related to research and development were:

Period	Expenses for Period	Average Expenses per month
Year ended December 31, 2004	$4.7 million	$0.39 million
Year ended December 31, 2003	$2.1 million	$0.17 million
Year ended December 31, 2002	$3.2 million	$0.27 million

During the nine month period ended September 30, 2005, we incurred approximately $7.8 million in research and development expenses.

FINANCING – SERIES B CONVERTIBLE PREFERRED SHARES AND CLASS D WARRANTS

In October and November 2005, we completed separate private placement transactions pursuant to separate agreements for an aggregate of US$6 million, resulting in the issuance of an aggregate of 6,000 Series B Convertible Preferred Shares (“B Pref Shares”) with an aggregate of 1,818,182 warrants attached (“Class D Warrants”).  We also issued an additional 254,545 Class D Warrants as “broker’s warrants” in partial payment of commissions to third parties due on the separate transactions.   This Prospectus relates to the common shares issuable, as of the date of this Prospectus, on conversion of the B Pref Shares and on exercise of the Class D Warrants.

THE B PREF SHARES

See “Additional Information  - Articles and By-Laws –Share Capitalization – Series B Convertible Preferred Shares” below for a description of the B Pref Shares.

THE CLASS “D” WARRANTS

Each whole Class “D” Warrant entitles the holder to purchase one common share of the Company at U.S. $2.06 (the Exercise Price) at anytime after April 27, 2006 until October 26, 2010.  Each Class “D” Warrant certificate contains anti-dilution provisions which provide for an adjustment of the number of common shares issuable upon exercise of the Warrants or an adjustment of the exercise price per share, or both, upon the occurrence of certain events. In addition, the Exercise Price will be reduced in the event that the Company issues any common shares, or securities convertible into common shares, at a price per common share less than the Exercise Price then in effect (with certain limited exceptions), subject, however, to a minimum Exercise Price of US $1.95.

The Class “D” Warrant certificates contain a provision permitting the holder to exercise the Class “D” Warrants (or a portion thereof) on a "cashless" basis in exchange for the “Net Number” of common shares determined according to the following formula:

Net Number = (A x B) - (A x C)
B

For purposes of the foregoing formula:

A= the total number of common shares with respect to which the Warrant is then being exercised.

B= the Closing Sale Price of the Common Shares on the date immediately preceding the date of the Exercise Notice.

C= the Exercise Price in effect at the time of such exercise.

In the event of an Organic Change, being a recapitalization, reorganization, reclassification, consolidation, merger, amalgamation, or sale of all or substantially all of the Company’s assets or other transaction which is effected in such a way that holders of common shares are entitled to receive securities or assets with respect to or in exchange for common shares, a holder may elect, instead of receiving appropriate adjustments to or substitutions for the Warrants, to require the Company or other acquiring entity to purchase the Warrant from the holder by paying to the holder, simultaneously with the consummation of the Organic Change, cash in an amount equal to the value of the remaining unexercised portion of the Warrant on the date of such consummation, which value shall be determined by use of the Black and Scholes Option Pricing Model reflecting (i) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of the Warrant as of such date of request and (ii) an expected volatility equal to the greater of 60% and the 100 day volatility obtained from the HVT function on Bloomberg.

We may not effect the exercise of the Class D Warrants, and the Class D Warrants shall not be exercisable by the holder to the extent (but only to the extent) that, if exercisable by the holder, the holder, any of its affiliates, or any other party which may be deemed to be acting as a group in concert with the holder or any of its affiliates for the purposes of Section 13(d) of the Exchange Act would beneficially own in excess of 4.99% of the outstanding Common Shares.

APPOINTMENT OF ADDITIONAL DIRECTOR

On August 23, 2005, we announced the appointment of Guy Miller, MD, PhD, as an additional director.  Dr. Miller is Chief Executive Officer of Edison Pharmaceuticals. Prior to Edison, he founded Galileo Pharmaceuticals, and was its Chairman and CEO from 1995-2005. Dr. Miller was an Assistant Professor at Johns Hopkins University School of Medicine and currently holds appointments as Adjunct Professor, University of North Carolina, School of Public Health and as Clinical Instructor, Stanford University School of Medicine, where he is an attending physician in Critical Care Medicine.

CORPORATE INFORMATION

We were incorporated pursuant to the provisions of the Company Act (British Columbia) on September 17, 1985 as Amber Resources Ltd.  In 1992, we changed our focus from mining exploration to pharmaceutical research and development and, accordingly, we changed our name to “Forbes Medi-Tech Inc.” on July 8, 1992.  We continued under the Canada Business Corporation Act on April 11, 2001 and our previous Memorandum and Articles were replaced by Articles of Continuance and By-Laws.

Our Articles currently authorize us to issue 200,000,000 common shares and 50,000,000 preferred shares in series, of which 10,000,000 preferred shares have been designated the Series A Convertible Preferred Shares and 6,000 preferred shares have been designated the Series B Convertible Preferred Shares.

Our head office, as well as our registered and records office, is Suite 200, 750 West Pender Street, Vancouver, B.C., V6C 2T8.  The telephone number of our registered office is (604) 689 – 5899.  Our website is located at www.forbesmedi.com.  Information on our website is not part of this prospectus.

FINANCIAL INFORMATION

Our consolidated financial statements are in Canadian dollars and prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP), which differs in certain respects from generally accepted accounting principles in the United States (US GAAP).

Except as otherwise indicated, all financial statement information in this prospectus is prepared in accordance with Canadian GAAP.  Material differences to US GAAP are set forth in Note 18 to our consolidated financial statements incorporated by reference herein and in the Supplemental Information – Item 18 Reconciliation included herein.

Summary Consolidated Financial Data

The following table sets forth selected financial data regarding our consolidated operating results and financial position.  The data has been derived from our consolidated financial statements, which have been prepared in accordance with Canadian GAAP.  For reconciliation of material measurement differences to accounting principles generally accepted in the United States see Note 19 to the consolidated financial statements for the year ended December 31, 2004 and Note 18 to the consolidated financial statements for the years ended December 31, 2003 and 2002.  You should read our annual consolidated financial statements and the notes thereto incorporated by reference in this Prospectus from our annual report on Form 40-F filed with the SEC on March 31, 2005.   You should also read the Supplemental Information – Item 18 Reconciliation included herein and our Management’s Discussion and Analysis for the Year Ended December 31, 2004, included in our annual report on Form 40-F filed with the SEC on March 31, 2005 and incorporated by reference in this Prospectus.  The unaudited interim consolidated financial statements for the nine months ended September 30, 2005 and our Management’s Discussion and Analysis for the Third Quarter Ended September 30, 2005, each submitted to the SEC on form 6-K on November 15, 2005, are also incorporated by reference. Such unaudited interim consolidated financial statements reflect all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the financial results for the interim periods.

The selected financial data is expressed in Canadian dollars and in Canadian GAAP. See SUPPLEMENTAL INFORMATION – ITEM 18 RECONCILIATION for US GAAP reconciliation.

	Nine months ended September 30 (unaudited)		Fiscal years ended December 31			Five months ended December 31	Fiscal years ended July 31
	2005	2004	2004	2003 (restated(1))	2002 (restated(1))	2001(2)	2001	2000
(Expressed in ‘000’s except per share information)
Revenue	$17,465	$11,806	$17,571	$14,267	$7,980	$3,885	$7,861	$2,979
Net Income (Loss)	($8,533)	($5,826)	($8,014)	($2,150)	($4,514)	($6,461)	($19,722)	($11,319)
Net Income (Loss) per Share
-basic	($0.25)	($0.19)	($0.25)	($0.09)	($0.21)	($0.30)	($0.93)	($0.66)
-diluted	($0.25)	($0.19)	($0.25)	($0.09)	($0.21)	($0.30)	($0.93)	($0.66)
Number of Shares used to calculate income (loss) per share
-basic	34,036	31,297	31,945	24,450	21,766	21,225	21,171	17,228
-diluted	34,036	31,297	31,945	24,450	21,766	21,225	21,171	17,228
Cash, cash equivalents and short-term investments	$8,914	$16,597	$15,247	$5,797	$413	$6,693	$17,977	$52,005
Working Capital	$9,080	$17,375	$15,073	$6,665	($3,494)	$5,957	$15,781	$49,154
Total Assets	$31,939	$40,675	$38,589	$28,434	$27,417	$39,984	$48,270	$64,402
Total Liabilities	$6,270	$6,024	$6,132	$5,233	$10,417	$19,970	$21,807	$18,950
Shareholders’ Equity	$25,669	$34,651	$32,457	$23,201	$17,000	$20,014	$26,463	$45,451

1)

Change in accounting policy-Effective January 1, 2004, we  adopted, on a retroactive basis, the transitional provisions of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”.   We have a stock-based compensation plan for employees, officers, directors and consultants of the Company and of affiliates of the Company.   With respect to stock options granted to non-employees, compensation expense is recognized based on the fair value of the stock options issued as services are performed and the awards are earned.  Beginning January 1, 2004, we changed our accounting policy related to employee stock options to include the recognition of compensation expense for stock options granted to employees, based on the fair value of the stock options issued.

2)

We changed our financial year-end from July 31 to December 31, and these figures represent the five-month period ended December 31, 2001.

Currency And Exchange Rates

The following table sets out the average exchange rates for one Canadian dollar (“$”) expressed in terms of one United States dollar (“US$”) in effect for the following periods.  These exchange rates are based on the average of the exchange rates on the last day of each month in such periods.

Fiscal Year Ended July 31			Five Months Ended December 31	Fiscal Year Ended December 31			Nine Months Ended September 30
	2000	2001	2001	2002	2003	2004	2004	2005
Average for period	0.6796	0.6564	0.6343	0.6368	0.7186	0.7702	0.7521	0.8191

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on January 13, 2006 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$0.8612 (US$1.00 = $1.1612).  Unless otherwise indicated, all references herein are to Canadian dollars.

RISK FACTORS

We are subject to significant risks, and past performance is no guarantee of future performance.  The following offers a brief overview of some of the risk factors to be considered in relation to our business.  This list of factors may not be exhaustive, as we operate in a rapidly changing business environment, and new risk factors emerge from time to time.  We cannot predict such risk factors, nor can the impact, if any, be assessed of such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements.  Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

The following summarizes the major risks and uncertainties we face:

We have limited revenues, a history of significant losses and an accumulated deficit

We reported a net loss for the nine months ended September 30, 2005 of $8.5 million. We reported an accumulated deficit of $74.5 million at September 30, 2005.  We have a history of significant losses, including net losses of $8.0 million for the financial year ended December 31, 2004, $2.2 million for the financial year ended December 31, 2003 and $4.5 million for the financial year ended December 31, 2002.  We anticipate that we will continue to incur significant losses during 2005 and beyond, and that we will not reach profitability until revenues from Reducol™ and/or our Phyto-Source joint venture increase significantly or we can successfully commercialize or license FM-VP4 or other products or drugs.  Even then, we may never recover our accumulated deficit.  If we are unable to develop, obtain regulatory clearance for, and successfully commercialize FM-VP4 or our other product candidates, we may not be able to significantly increase revenues or achieve profitable operations.

We will have additional future capital needs and there are uncertainties as to our ability to raise additional funding

Our operations have historically used cash, including $4.9 million during the nine months ended September 30, 2005, $4.5 million during the year ended December 31, 2004, $4.7 million during the year ended December 31, 2003 and $3.8 million during the year ended December 31, 2002.  As of September 30, 2005, we had the following guarantee commitments:

o

a commitment of Forbes USA, our subsidiary, under a guarantee to Amegy Bank of Texas related to a US$3.0 million, three year term loan, and a US$1.5 million line of credit to Phyto-
Source LP.  As at September 30, 2005, a balance of US$0.75 million remains outstanding on the term-loan obligation and a nil balance remains outstanding on the revolving line of credit.

o

a commitment of Forbes USA, our subsidiary, under a guarantee to SWBT LLC related to a capital equipment lease by Phyto-Source LP.  The 60-month lease term began in the third quarter, 2004 at a fixed interest rate of 7.96%.  As at September 30, 2005, a balance of US$0.8 million  remains outstanding on the capital equipment lease obligation.

In addition, we anticipate that we will expend substantial funds in 2005 and beyond to fund research and development activities and on general and administrative expenditures.

At September 30, 2005, we had a positive working capital of approximately $9.1 million compared with $15.1 million at December 31, 2004.  Subsequent to September 30, 2005, we received the following funds, in addition to product revenue and license fees:

o

$0.2 million from the exercise by Cavendish Analytical Laboratory Ltd. on its option to purchase certain leased equipment pursuant to an October 2003 agreement.

o

US$6.0 million in October and November 2005 in connection with separate private placement transactions, pursuant to separate agreements, of units consisting of Series B Convertible Preferred Shares and warrants.

The net funding received by us from our recently announced 2005 separate equity financing transactions, in conjunction with our revenue stream, is expected to be sufficient to cover our pharmaceutical development program in the short term. In the longer term, should we be unable to obtain additional funding, whether by equity financing or strategic alliance, management has the ability to cut costs as necessary and expects to be able to fund core technology development from projected sales of our branded and non-branded nutraceutical products.  In the absence of further funding, core technology development would not be expected to include any clinical trials other than the U.S. Phase II trial of FM-VP4 currently underway.   In the interim, we are continuing to look at various financing opportunities to further fund future clinical trials of FM-VP4, develop our pipeline of products and to provide alternate sources of funding in the event that expenditures or receivables are not realized as planned.  It may be necessary for us to seek additional financing to meet expenditures of continuing research and development work through 2006 and beyond, to improve our working capital position and to minimize risks to our ongoing operations.   The current market for financing is challenging and we presently have no external sources of liquidity such as lines of credit.  Our failure to obtain debt or equity financing on a timely basis or on commercially reasonable terms may have negative effects on our cash flow and operations and our ability to continue our operations.

Our financial statements are prepared on a going concern basis, which assumes that we will continue in operation throughout 2005 and into the foreseeable future and will be able to realize our assets and discharge our liabilities and commitments in the ordinary course of business.  Our financial statements do not include any adjustments related to the recovery of assets and classification of assets and liabilities that might be necessary should we be unable to continue as a going concern.

We depend upon a few customers and products

During the nine months ended September 30, 2005 and the year ended December 31, 2004, we had phytosterol revenues of $17.1 million and $17.2 million, including $17.0 million and $17.0 million in sales and $0.1 million and $0.2 million in licensing revenues, respectively.  Most of our revenue was earned from sales of phytosterols to three main customers.  We anticipate that we will be dependent on a few customers for all of our revenues for the fiscal year ending December 31, 2005.  Any material change in the relationship with such customers or in the demand for our phytosterol products will have a material effect on our business and results of operations.   The supply agreement with our largest customer is currently scheduled to terminate at the end of 2005, and it is not known at this time whether such agreement will be renewed. The non-renewal of such contract, or replacement thereof with other contracts, may have a material adverse effect on our sales and revenues

Additional research and development is required before we can commercialize additional products or market our existing products into other countries

To achieve sustained, profitable operations, we must successfully develop, obtain regulatory approvals for, and profitably manufacture and market one or more of our products.  Our products require extensive levels of research, development, testing and marketing.  For the nine months ended September 30, 2005, we spent approximately $7.8 million on research and development. We have spent approximately $4.7 million, $2.1 million, and $3.2 million on research and development efforts during the fiscal years ended December 31, 2004, December 31, 2003 and December 31, 2002, respectively.

Since our inception, we have been engaged primarily in research and development.  Clinical studies proving the efficacy of our phytosterols have not yet been completed and stable and effective formulations have not yet been adequately tested or developed on a large commercial scale in a variety of foods or dietary supplements.  In addition, further research may be required by regulatory authorities in certain countries prior to permitting phytosterol products to be sold in those countries, whether in food or beverages or as dietary supplements, and further extensive research will be required prior to any sale of a pharmaceutical product.    Accordingly, we will be required to conduct additional developmental activities on these products, and certain of our proposed products will require substantial additional research and development, including extensive pre-clinical and clinical testing, before we will be able to obtain the approvals of the FDA, Health Canada, and similar regulatory authorities in other countries. In November 2005, we commenced a U.S. Phase II clinical trial of FM-VP4, our cholesterol-lowering pharmaceutical product candidate, and we anticipate that the trial will be completed in the third quarter of 2006.

The development of new products is subject to a number of significant risks and uncertainties

Potential products that appear to be promising in various stages of development, including many of the products we are currently developing, may not reach the market for a number of reasons. Such reasons include the possibilities that the potential product will be found ineffective or unduly toxic during preclinical or clinical trials, fail to receive necessary regulatory approvals, be difficult or uneconomic to manufacture on a large scale, be uneconomical to market, not achieve market acceptance, or be precluded from commercialization by proprietary rights of third parties.

Certain of our products under development have never been manufactured on a commercial scale, and we may not be able to manufacture them at a cost or in a quantity to render such products commercially viable. Production of our products may require the development of new manufacturing technologies and expertise. The impact on our business in the event that new manufacturing technologies and expertise are required to be developed is uncertain.

There are risks inherent in nutraceutical and pharmaceutical research

Pharmaceutical and nutraceutical research and development is highly speculative and involves a high and significant degree of risk.  The marketability of any product developed by us will be affected by numerous factors beyond our control, including:

o

the discovery of unexpected toxicities or lack of sufficient efficacy of products which make them unattractive or unsuitable for human use;

o

preliminary results as seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials;

o

manufacturing costs or other factors may make manufacturing of products impractical and non-competitive;

o

proprietary rights of third parties or competing products or technologies may preclude commercialization;

o

requisite regulatory approvals for the commercial distribution of products may not be obtained; and

o

other factors may become apparent during the course of research, up-scaling or manufacturing which may result in the discontinuation of research and other critical projects.

Our clinical trials are subject to uncertainties

We must demonstrate through preclinical studies and clinical trials that our product is safe and efficacious before we can obtain regulatory approval for the commercial sale of such products for certain commercial applications.  The results from preclinical studies and clinical trials may not be totally predictive of results obtained in larger clinical trials, and we may be unable to demonstrate safety and efficacy or to obtain regulatory approvals to market our products. A number of companies in the biotechnology and pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials.

We depend on strategic relationships

Part of our strategy is to enter into arrangements with third parties from time to time related to the development, clinical testing, up-scaling, manufacturing, marketing and commercialization of our products. Such relationships may enable us to market our products to new markets, generate additional revenue and develop and commercialize new products.

Our primary strategic partner is Chusei, our joint venture partner in Phyto-Source LP (“Phyto-Source”).  We may not be able to control or maintain our current strategic relationship or establish new or additional relationships on favorable terms or at all.  Further, our strategic relationships may not prove to be successful.  Should our relationship with Chusei become strained, there may be a negative effect on our manufacturing operations.

We also have licensing and/or supply arrangements with Pharmavite LLC, which has incorporated ReducolTM into one of its dietary supplements, Nature Made® Cholest-Off™;  Scanvit Ltd. of Finland, through whom the Kesko yogurt products containing Reducol have been launched in Finland; and Fayrefield Foods of Crewe, U.K., through whom products incorporating Reducol™ in the U.K have been launched by Tesco Stores Limited.

Entering into strategic relationships is complicated and our interests may not be or remain consistent with the interests of our strategic partners.  Some of our current and future strategic partners may decide to compete with us, refuse to fulfill or honor their contractual obligations, or change their strategic plans to reduce their commitment to, or even abandon, their relationships with us.  To the extent we enter into product out-licensing arrangements for the marketing or distribution of our products with collaborative partners, any revenues we receive will depend upon the efforts of third parties. We may not be able to control the amount and timing of resources our strategic partners devote to our products.  The agreements may be terminated or altered by our strategic partners in certain circumstances.  If any marketing partner does not market a product successfully, our business might be materially and adversely affected.

We may be unable to effectively protect our intellectual property

Our success is dependent not only on our ability to protect our intellectual property rights but also upon the protection of rights of third parties from which we have licensed intellectual property rights.  We hold, directly or indirectly, rights to various patents and rights to various pending patent applications in Canada, the United States, and other jurisdictions.  In addition, we rely upon certain other technologies, ideas, know-how, secrets or other information, which we may not be able to protect.  Notwithstanding precautions we may take to protect our rights, third parties may copy or obtain and use our proprietary and licensed technologies, ideas, know-how, secrets and other proprietary information without authorization or independently develop technologies similar or superior to our proprietary and licensed technologies.  We enter into confidentiality and restriction on use agreements with our employees, strategic partners and others; however, these agreements may not provide meaningful protection of our proprietary and licensed technologies or other intellectual property in the event of unauthorized use or disclosure.  Policing unauthorized use of such technologies and intellectual property is extremely difficult, and the cost of enforcing our rights through litigation may be prohibitive.  Further, the laws of jurisdictions other than Canada and the United States may not provide us meaningful protection.

We depend on licensed proprietary technology owned by others

Our products may involve the use of proprietary processes, products or information which are owned by third parties and licensed to us.  We obtain licenses or rights with regard to the use of certain of such processes, products and information which may be terminated or expire.  To maintain these licenses in good standing, we and our strategic partners must abide by the terms of license agreements and the loss of any of such agreements due to default could have a materially adverse impact on our operations.  Some of these licenses provide for limited periods of exclusivity that may be extended only with the consent of the licensor, which may not be granted.  We may license other technology in the future that contains similar restrictions and terms.

Our success may be dependent on our ability to enforce and maintain our patents

Our success will depend, in part, on our ability to obtain, enforce and maintain patent protection for our technology in Canada, the United States and other countries.  We also depend on patent protection for some of the technology that we license for our products and our products in development.  The patent positions of pharmaceutical and biotechnology firms are generally uncertain and involve complex legal and factual questions.  We cannot be assured that patents will issue from any pending applications or that claims now or in the future, if any, allowed under issued patents will be sufficiently broad to protect our technology.  In addition, any patents issued to or licensed by us may be challenged, invalidated, infringed or circumvented.  Loss of patent protection could lead to generic competition for these products, and others in the future.

Since patent applications filed before October, 2000 in the United States are maintained in secrecy until the patents issue or foreign counterparts, if any, publish, we cannot be certain that we or any licensor was the first creator of inventions covered by pending patent applications or was the first to file patent applications for such inventions.  Accordingly, we may not be able to obtain and enforce effective patents to protect our proprietary rights from use by competitors, and we may be found to infringe on the proprietary rights of others, which could require us to stop using or pay to use certain intellectual property.

Our future revenues from sales of pharmaceutical products will depend in part on reimbursement policies and regulations of government health administration authorities, private health insurers and other organizations

Our business and prospects could be affected by the efforts of governments and third-party payors to contain or reduce the costs of health care through various means. For example, in certain markets, including Canada, pricing or profitability of prescription pharmaceuticals is subject to government control.  In the United States there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar government controls.  In addition, an increasing emphasis on managed health care in the United States has increased and will continue to increase the pressure on pharmaceutical pricing. While we cannot predict whether such legislative or regulatory proposals will be adopted or the effects that such proposals or managed care efforts may have on our business, the announcement and/or adoption of such proposals or efforts could have a material adverse effect on the feasibility of our pharmaceutical products, including FM-VP4, our ability to raise capital in the future and our ability to enter into strategic alliances.

Our products may become obsolete

The pharmaceutical and nutraceutical industries are characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products.  The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render our products obsolete, less competitive or less marketable.  The process of developing our products is extremely complex and requires significant continuing development efforts and third party commitments.  Our success will depend, in part, on the efficacy of our products and our ability to continue to enhance our existing products and to develop new technology that responds to technological advances and emerging industry standards on a timely and cost-effective basis.  Our development of proprietary technology entails significant technical and business risks.

We face intense competition in the nutraceutical and pharmaceutical markets

The markets for products based on our technology are intensely competitive and, as a result, we face competition from several different sources, including nutraceutical companies, food companies, pharmaceutical companies, biotechnology companies, universities and other related institutions.

In the pharmaceutical market, we compete with Bayer, Merck & Co., Schering-Plough, Pfizer, Bristol-Myers Squibb Company, AstraZeneca AB and others.  In the functional foods market, our products will compete with the products of, among others, Johnson & Johnson, Unilever, Cargill Incorporated, Archer Daniels Midland Company, Cognis and Raisio Staest Oy. These companies are more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources than we have.  In addition, many of these competitors have significantly greater experience in undertaking research, preclinical studies and human clinical trials of new pharmaceutical products, obtaining regulatory approvals and manufacturing and marketing such products.  Our competitors may be able to commercialize products more rapidly or effectively or may develop new products or technologies that are superior to our products.

Our products may not achieve the level of market acceptance to be commercially viable

The degree of market acceptance for our products, including products containing ReducolTM or any of our phytosterols, will depend upon a number of factors, including competitive pricing, the extent to which the products fulfill customer’s expectations and demands, the receipt of regulatory approvals, the establishment and demonstration in the medical community of the clinical efficacy and safety of the products, the establishment and demonstration of the potential advantages over competing products and, in the case of pharmaceuticals, the establishment and demonstration of the potential advantages over existing and new treatment methods and the reimbursement policies of government and third-party payors, and in the case of our nutraceuticals, the acceptance of the listing of the product and appropriate distribution with large retailers.  Our products may be unable to achieve the level of market acceptance needed to become commercially viable.

Our operations will need to grow to achieve our goals over the next several years

Our long-term goal is to launch a series of products over the next few years, which will require internal growth of our operations.  Our employees, systems, procedures, controls, and existing space, or the manufacturing facilities of Phyto-Source, may not be adequate to support expansion of our operations.  Our future operating results will depend on the ability of our officers, key employees and manufacturing partners to manage changing business conditions and to implement and improve technical, administrative, financial control, reporting systems and operational excellence in order to achieve established business objectives. An unexpectedly large increase in the volume of manufacturing business or the number of orders placed by customers may require us to enter into new or modified arrangements with Phyto-Source to expand and further upgrade their facilities and technology related to manufacturing, all or part of the cost of which may be required to be borne by us. In the event that we cannot enter into such new or modified arrangements, we may be required to seek additional contract manufacturers, which may or may not be available, or if available, which may or may not be willing to contract with us on acceptable terms or at all.  Difficulties in managing any future growth could have a significant negative impact on our business because we may incur unexpected expenses and be unable to meet customers’ requirements.

Our financial results may fluctuate, and our future revenue and profitability are uncertain

Our ability to achieve and maintain profitability in the foreseeable future depends on the commercial success of our products.  Because we are developing new products in new markets, revenues are difficult to predict and may fluctuate substantially from period to period. In addition, our revenues are dependent upon fulfillment of contractual obligations by third parties, including fulfilling payment terms and meeting forecasted purchase requirements by buyers of our products, which may fluctuate from period to period.  We anticipate that costs associated with our product development programs will fluctuate, including the cost of pre-clinical and clinical trials, obtaining additional regulatory approvals, if necessary, and marketing and sales expenses associated with potential new product introductions.

Our success depends upon our key personnel

Our ability to develop marketable products and to maintain a competitive position in light of technological developments will also depend, in large part, upon our ability to attract and retain highly qualified scientific and management personnel.  Competition for such personnel is intense.  If we lose the services of key personnel, we may be unable to replace them, and our business and product development efforts could be negatively affected.

We also have relationships with scientific collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research and development strategy. These scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, these collaborators may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to us.

We are subject to intense government regulation

Some products we manufacture are required to comply with the FDA’s current Good Manufacturing Practices, or “cGMP”, and other FDA, Health Canada and local government guidelines and regulations, including other international regulatory requirements and guidelines.  Additionally, certain of our customers may require that we contract with manufacturing facilities that adhere to additional manufacturing standards, even if not required by the FDA.  Compliance with cGMP regulations requires manufacturers to expend time, money and effort in production, and to maintain precise records and quality control to ensure that the product meets applicable specifications and other requirements. The FDA and other regulatory bodies periodically inspect drug-manufacturing facilities to ensure compliance with applicable cGMP requirements. If the manufacturing facilities contracted by us fail to comply with the cGMP requirements, the facilities may become subject to possible FDA or other regulatory action and manufacturing at the facility could consequently be suspended.  We may not be able to contract suitable alternative or back-up manufacturing facilities on terms acceptable to us or at all.

The FDA or other regulatory agencies may also require the submission of any lot of a particular product for inspection. If the lot product fails to meet the FDA requirements, then the FDA could take any of the following actions: (i) restrict the release of the product; (ii) suspend manufacturing of the specific lot of the product; (iii) order a recall of the lot of the product; or (iv) order a seizure of the lot of the product.

We are subject to regulation by governments in many jurisdictions and, if we do not comply with food, healthcare, drug, manufacturing and environmental regulations, among others, our existing and future operations may be curtailed, and we could be subject to liability.

In addition to the regulatory approval process, we may be subject to regulations under local, provincial, state, federal and foreign law, including requirements regarding occupational health safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations, including possible future regulations of the food ingredient, dietary supplement and pharmaceutical industries.

We may not be able to predict the time required for regulatory approval, or the extent of clinical testing and documentation that may be required by regulatory authorities.  We may not be able to obtain the approval of regulatory authorities in any country to market our products, or if obtained, that the approval will be given in a timely manner or that such approval will not later be revoked.  Any delays in obtaining, or failure to obtain, regulatory approvals in the United States, Europe, Canada or other countries would significantly delay or prevent the development of our markets and products and would therefore adversely and severely affect our business.

Functional food products and dietary supplements are subject to government regulations

The regulatory process for the approval of functional foods and dietary supplements in a number of countries is currently in a state of uncertainty, which may negatively impact the marketing of our phytosterol products.  For example, prior to June 2001, Australia had no regulations governing functional foods.  However, in June of 2001, the Australia New Zealand Food Authority (ANZFA) regulations governing novel foods, including foods containing plant sterols, came into force with the result that previously unregulated novel foods, including products enriched with Reducol™, were voluntarily withdrawn from the market pending regulatory approval.  Subsequently, the Australia New Zealand Food Authority approved our sterols for use in vegetable oil spreads in May 2002.  An application for use of Reducol™ in milk drinks was filed with the Food Authority in May 2003. The application is currently under consideration.  With respect to dietary supplements, our sterols received approval for marketing as a complementary medicine by the Office of Complementary Medicines in July 2001.

Currently in Canada, applications for approval of food products containing Reducol™ must be made under the recently adopted Novel Foods regulations. One application has been submitted for a food product. The approval process by this route is expected to be lengthy as any claims such as,  “reduction of cholesterol”,  will require an amendment to the Canadian Food & Drug Act.  In Canada, applications for dietary supplements (Natural Health Products) must be made under the Natural Health Products Regulations recently adopted. An application for a Reducol™  tablet has been filed.  The Natural Health Products Directorate currently has a very large backlog of applications. The time required for approval is expected to be lengthy.

In the United States, our phytosterols are currently permitted to be included in food or as dietary supplements and the FDA has issued a letter to us allowing it to use a heart-health claim for our phytosterols pending a final ruling.  We cannot assure you that the current regulations will not be modified or that such modifications will not have an adverse effect on our ability to continue to distribute or advertise such products in the United States, or that the final ruling will continue to allow us to use the heart-health claim for our phytosterols.

In the EU, we have received approval to market Reducol™ in a variety of approved food groups (milk-based drinks, yellow fat spreads (margarine), fermented milk type products, soy drinks, low-fat cheese type products, yoghurt type products, spicy sauces, and salad dressings).  There can be no assurance that such approval will not be modified in a manner adverse to our business, or will not be revoked in its entirety.  There can be no assurance that ReducolTM will be approved for use in the EU in any additional food groups.

In Korea, approval must be obtained from the Korean Food and Drug Administration to market Reducol™ under our licensing and sale agreement with Iljin Pharmaceuticals to supply Reducol™ for use in dietary supplements and functional food products in South Korea.   We cannot assure you that we will receive approval to market any of our products in Korea in a timely manner, if at all.

Our pharmaceutical products are subject to government regulations

The regulatory process for pharmaceuticals, which includes preclinical studies and clinical trials of each compound to establish its safety and efficacy, takes many years and requires the expenditure of substantial resources. Moreover, if regulatory approval of a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Failure to comply with applicable regulatory requirements can, among other things, result in suspension of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. Further, government policy may change, and additional government regulations may be established that could prevent or delay regulatory approvals for our products. In addition, a marketed drug and its manufacturer are subject to continual review.  Later discovery of previously unknown problems with the product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.

The FDA in the United States and Health Canada in Canada may deny approval of a New Drug Application (NDA) or New Drug Submission (NDS) if required regulatory criteria are not satisfied, or may require additional testing.  Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market.  The FDA and Health Canada may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized.  Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product withdrawals, product seizures, injunction actions and criminal prosecutions.

Health Canada, the FDA and other governmental regulators have increased requirements for drug purity and have increased environmental burdens upon the pharmaceutical industry. Because pharmaceutical drug manufacturing is a highly regulated industry, requiring significant documentation and validation of manufacturing processes and quality control assurance prior to approval of the facility to manufacture a specific drug, there can be considerable transition time between the initiation of a contract to manufacture a product and the actual initiation of manufacture of that product. Any lag time in the initiation of a contract to manufacture product and the actual initiation of manufacture could cause us to lose profits or incur liabilities.

The pharmaceutical regulatory regime in Europe and other countries is, by and large, generally similar to that of Canada and the United States.  We could face similar risks in these other jurisdictions, as the risks described above.

Our products are subject to labeling and advertising restrictions

The FDA, which regulates product labeling, has issued a letter allowing us to use the heart-health claim for our phytosterol products, but has not made a final ruling with respect to same.  We cannot assure you that the FDA will make a final ruling allowing us to use the heart-health claim or that the FDA will not revoke the permission granted to us to make the claim.  The EU has adopted regulations concerning the labeling of foods and food ingredients with added phytosterols, phytostanols or their respective esters, and limits the recommended intake of phytosterols/stanols within a range of 1 to 3 grams per day. Regulatory agencies in Europe and other countries may further regulate claims made regarding functional foods and their efficacy. Similarly, the United States Federal Trade Commission and its counterparts in other countries may place restrictions on our ability to make claims regarding the efficacy of our products in advertising. Restrictions on product claims may impede our efforts to gain general market acceptance for our products at a premium price. Currently, the pricing of functional foods generally exceeds the pricing of similar conventional foods, and clinical claims are necessary to maintain the competitive position of functional foods.

We may be subject to product liability claims or negative publicity if our products are defective

The sale of our phytosterol products, the use of any of our unapproved products under development, the use of our products in clinical trials, including FM-VP4 and, if regulatory approval is received, the sale of such products, may expose us to liability claims if any of these products are defective.  Such claims might be made directly by consumers, healthcare providers or by pharmaceutical companies or others selling or consuming such products.  Our general liability and office contents insurance may not cover any potential claim or if coverage is available, may not provide sufficient coverage to protect us against loss.  We may not be able to maintain or obtain commercially reasonable product liability insurance for future products, and any claims under any insurance policies may adversely affect our ability to maintain existing policies or to obtain new insurance on existing or future products. Further, even if sufficient insurance coverage is available to cover any potential claim, publicity associated with any such claim could adversely affect public opinion regarding the safety or efficacy of our products. As a result, any product liability claim or recall could seriously adversely affect our business and reputation.

We face risks relating to supply of raw materials used in our products

We rely on the availability of raw materials, such as pitch from the forest industry, at commercially reasonably prices for the production and development of our sterol-based products and technology.  We may not be able to obtain adequate supplies of raw materials, plant sterols or other ingredients in a timely fashion or at acceptable quality, quantity, timing or prices to satisfy our complete long-term requirements.  Our inability to obtain raw materials or plant sterols at acceptable qualities, quantities, timing or prices would adversely affect our business.  In addition, we rely on the ability to resell our remaining pitch after extraction of phytosterols at commercially reasonable prices.  While Phyto-Source has secured two multiple year supply contracts for tall oil pitch, the main raw material used in the production of our phytosterols, such contracts require periodic price renegotiation.  Failure of the parties to agree on pricing may result in Phyto-Source needing to access the spot market from time to time for its pitch supplies or negotiate a supply contract with another supplier, which may in turn adversely affect our business.

We face risks related to manufacturing of products

We rely substantially for our success on our ability to either manufacture or secure third party manufacture of our products. In the case of phytosterols, we rely for commercial manufacturing on Phyto-Source, a joint venture in which we have a 50% interest.  The Phyto-Source manufacturing facility is operated by Chusei, our joint venture partner.

We may not be able to successfully identify, acquire or develop any additional manufacturing facilities and the costs of any facility that is identified, acquired or developed may greatly exceed our expectations.  Further, we have only limited manufacturing experience.

As a result of our limited manufacturing capacity and experience, we have relied and will continue to rely heavily on contract manufacturers for the production of product required for our clinical studies, product formulation work, up-scaling experiments, and commercial production.  We may not be able to obtain contract manufacturers to produce a sufficient quantity or quality of our products to conduct our clinical studies, product formulation work, up-scaling experiments and commercial production.

Even if we are successful in securing manufacture of sufficient products for our clinical trials, product formulation work, up-scaling experiments and commercial production, we expect to rely on the efforts of contract manufacturers, including Phyto-Source and third-party manufacturers, to produce our products.  Contract manufacturers may not be available or, if obtained, may not be reliable in meeting our requirements for cost, quality, quantity or schedule, or the requirements of any regulatory agencies. Further, we may not be successful in developing our own manufacturing facilities capable of producing sufficient commercial quantities or qualities of our products. As a result, we and our commercial partners may not be able to manufacture products in commercial quantities or qualities that would enable us to meet our business objectives.  Any such failure would adversely affect our business.

Factors beyond our control could cause interruption in operations at the Phyto-Source manufacturing facilities, which could adversely affect our reputation in the marketplace and our business.  These facilities could suffer an interruption caused by damage from a variety of sources, many of which are not within our control, or the control of our joint venture partner or its contract manufacturers, including, fire, flood, hurricane and other natural disasters, power loss and telecommunication failure, software and hardware errors, failures or crashes and similar disruptions. Any significant interruptions in operations could damage our reputation in the marketplace and have a negative impact on our business.

Our functional foods and dietary supplements products may cause side effects if used improperly

Currently, there are no regulations in the United States, or in many other countries in which we currently intend to market the Company’s phytosterol products, used as functional foods and dietary supplements, which limit the total amount of such products a person may consume in any particular period.  In addition, the amounts of phytosterols which have been studied in clinical trials to date has been limited.  As a consequence, there is a risk that an individual could consume, through functional foods and dietary supplements, large quantities of phytosterols, and as a result, experience side effects yet to be determined.  We could face future liability for unknown side effects and any such liability could exceed our resources.

We face political and economic risks

We rely in part on third parties located in various countries for the development, manufacture, distribution and marketing of our products.  The current political and economic climate in some of these countries may be considered less predictable than in Canada and the United States.  Changes in government, economic and political policies may adversely affect our business and operating results.

We are subject to the risks associated with the use of hazardous materials in research and development conducted by us

Research, development and commercial processes involve use of materials which may result in by-products that may be hazardous.  We are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products.  There is a risk of accidental contamination or injury from these materials which cannot be eliminated.  We could be liable for any resulting damage or cost to remediate environmental violations. We may also be required to obtain permits to transport and dispose of hazardous waste under applicable environmental laws.  We may not be able to obtain such permits, which would adversely affect our ability to efficiently manufacture or transport our products.  Any failure by Phyto-Source to comply with the present or future environmental laws in Canada and the United States, or elsewhere, could result in any of the following:

o

cessation of portions or all of the operations of the Company or Phyto-Source;

o

imposition of fines;

o

restrictions on the ability to carry on or expand operations; or

o

significant expenditures in order to comply with environmental laws and regulations.

Risks Associated with Our Stock

The price of our stock is subject to volatility

The market prices for the securities of pharmaceutical and biotechnology companies, including ours, have historically been highly volatile, and the market has, from time to time, experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. During the year ended December 31, 2004, the closing price for our stock on the Nasdaq National Market has ranged from US$1.63 (low) to US$8.35 (high).  During the year ended December 31, 2003, the closing price for our stock on the Nasdaq National Market has ranged from US$0.34 (low) to US$3.00 (high).  Our common shares were delisted from the Nasdaq National Market and traded on the Nasdaq SmallCap Market from July 26, 2002 through August 20, 2003 for failure to meet Nasdaq National Market’s US$1.00 minimum bid price requirement.  Our common shares regained eligibility and were transferred back to the Nasdaq National Market on August 21, 2003, however, our common share price has been, and is likely to continue to be, volatile.

Factors such as fluctuations in our operating results, announcements of competing technological innovations or new therapeutic products by our competitors, clinical trial results, governmental regulation, developments in patent or other proprietary rights, public concern as to the safety of drugs developed by us or others and general market conditions, delay in achieving or failure to achieve previously announced milestones or goals, can have an adverse effect on the market price of our shares. In particular, the realization of any of the risks described herein could have a material adverse impact on such market price.  Sales of substantial amounts of our shares in the public market, or the perception that such sales will occur, could also adversely affect the market price of our shares and make it more difficult in the future for us to raise funds through equity offerings.  As a result of the volatility of our stock price, we cannot assure you that we will continue to meet the minimum listing requirements on the Nasdaq National Market, The Toronto Stock Exchange, or any other securities market on which our shares may be listed from time to time.  De-listing of our shares from any securities exchange could have a negative effect on liquidity and/or the ability of a shareholder to trade in our shares.

We do not intend to pay dividends

We have not paid any cash dividends on our common shares and do not anticipate paying any dividends in the foreseeable future. We plan to retain any earnings for use in the operation of our business and to fund future growth.

We adopted a shareholder rights plan that has anti-takeover provisions

On February 9, 1998, our board of directors adopted a shareholder rights plan, which was amended and restated by the Company’s board of directors on April 28, 2003 and adopted by our shareholders at our Annual General Meeting on May 29, 2003.  The Rights Plan was adopted in part to discourage takeover attempts that may not be in the best interests of our shareholders. The Rights Plan is designed to give our board of directors time to pursue other alternatives to maximize shareholder value in the event of an unsolicited takeover offer. The effect of the Rights Plan could be to discourage a third party from attempting to acquire, or make it more difficult to acquire, control of Forbes without first negotiating with our board of directors. The Rights Plan could also limit the price that certain investors might be willing to pay in the future for our common shares.

Our results of operations may be affected by foreign currency and exchange rates

Our functional currency is the Canadian dollar.  We operate and intend to continue operating in several foreign markets.  As such, cash flows from such foreign operations will be subject to fluctuations in the foreign exchange rate of the applicable currency.

FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors,” and elsewhere in this prospectus constitute forward-looking statements.  These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements expressed or implied by our forward-looking statements to differ materially from those anticipated in these forward-looking statements.  Other written or oral forward-looking statements have been made and may in the future be made, from time to time, by us or on our behalf.  Forward-looking statements are statements that are not historical facts, and include but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; the impact of regulatory initiatives on our operations; our share of new and existing markets; general industry and macroeconomic growth rates and the Company’s performance relative to them and statements regarding future performance.  Forward-looking statements generally, but not always, are identified by the words “expects,” “anticipates,” “believes,”  “objectives”, “strategy”, “revenue guidance”, “plans”, “intends,” “estimates,” “projects”, “potential”, “possible” and similar expressions, or that events or conditions “will,” “may,” “could” or “should” occur.

The forward-looking statements in this prospectus are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond our control, including without limitation:

o

uncertainty as to our ability to achieve the goals and satisfy assumptions of management;

o

our  need to develop additional formulations for the incorporation of our phytosterols into various types of dietary supplements or food products in order to meet new customer requirements;

o

our need for additional financing which may not be available on acceptable terms or at all;

o

the need to control costs and the possibility of unanticipated expenses;

o

uncertainty that the Phyto-Source LP manufacturing facility will continue to function at current levels or at all;

o

uncertainty whether new products incorporating Reducol™ will be launched by our customers as anticipated or at all;

o

uncertainty as to whether we will be able to complete any licensing, partnering or major long term sterol contracts involving the Phyto-Source plant;

o

the need for regulatory approvals to market our products in various countries, either with specific label claims or at all;

o

uncertainty as to the successful conclusion of sales discussions currently under way, and of those anticipated, with third party purchasers;

o

uncertainty as to whether customers will order the products which they have forecasted they will need in future periods, or if ordered, whether Phyto-Source will be able to supply the products as ordered;

o

 uncertainty related to the performance of contract obligations by buyers of products;

o

uncertainty as to the market acceptance of our products and our ability to generate projected sales volumes and product prices;

o

the need for continued cooperation and performance by our joint venture partner Chusei;

o

uncertainties as to the volume and timing of sales of our products;

o

uncertainty as to the outcome or timing of clinical trials for FM-VP4;

o

the possibility that we will pursue additional development projects or other business opportunities;

o

the risk of exchange rate fluctuations, particularly with respect to the Canadian and U.S. dollars;

o

uncertainty as to whether required regulatory approvals will be obtained; and

o

other risks and uncertainties as described under the heading “Risk Factors” beginning on page 6 of this Prospectus.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  Moreover, neither we nor anyone else assumes responsibility for the accuracy and completeness of such statements.  We are under no duty to update any of the forward-looking statements after the date of this prospectus.

USE OF PROCEEDS

The common shares offered under this prospectus are being offered by the selling security holders.  We therefore will receive no proceeds from resales of the common shares.

We will, however, incur all costs related to this offering.

DIVIDEND POLICY

We currently intend to retain any future earnings to fund the development and growth of our business.  Therefore, we do not currently anticipate paying any cash dividends in the foreseeable future.

SELLING SECURITY HOLDERS

This prospectus is related to the resale by the selling shareholders of:

o

up to 3,636,363 common shares issuable upon the conversion of 6,000 Series B Convertible Preferred Shares issued to shareholders pursuant to separate private placement financing transactions pursuant to separate agreements in October and November, 2005;

o

up to 2,072,727 common shares that may be issued upon exercise of Class D Warrants on or before October 26, 2010; and

o

up to 1,427,273 common shares, which is equal to 25% of the number of common shares acquirable upon conversion of the Series B Convertible Preferred Shares and exercise of the Class D Warrants

The selling shareholders received the securities in connection with our separate private placement transactions pursuant to separate agreements of an aggregate of 6,000 Series B Convertible Preferred shares at US$1,000.00 per Series B Convertible Preferred share plus an aggregate of 2,072,727 Class D Warrants in October and November, 2005 .  Each whole warrant entitles the holder thereof to purchase one common share of the Company at a price of US$2.06 per share until October 26, 2010. We issued a total of 6,000 Series B Convertible Preferred Shares and Class D Warrants exercisable to acquire 1,818,182 common shares to various investors in our separate private placement transactions pursuant to separate agreements.  We also issued Class D Warrants exercisable to acquire an aggregate of 254,545 common shares to the placement agent in our separate private placement transactions pursuant to separate agreements. We granted the registration rights to the selling shareholders and placement agent in connection with the separate private placement transactions pursuant to separate agreements.

The following are the shareholders for whose accounts the shares are being offered; the number of shares beneficially owned by each selling shareholder prior to this offering; the number of shares to be offered for each selling shareholder's account; and the number of shares to be owned by each selling shareholder following completion of the offering as of the date of this prospectus.  The information included below is based upon information provided by the selling security holders.  Unless otherwise indicated below, to our knowledge all persons listed below have sole voting and investment power with respect to the common shares, except to the extent authority is shared by spouses under applicable law.  Because the selling security holders may offer all, some or none of their shares including shares issuable upon exercise of the warrants, no definitive estimate as to the number of shares that will be held by the selling security holders after such offering can be provided.

Name and Address of Selling Shareholder	Before Offering			Total Number of Shares Being Offered(3)	Common Shares Owned After the Offering(4)	Percentageof Common Shares After the Offering(4)
	Series B Convertible Preferred Shares	Common Shares Underlying Series B Convertible Preferred Shares and Warrants	Percentage of Shares Beneficially Owned(1)(2)

CD Investment Partners, Ltd.(5) Two North Riverside Plaza Suite 720 Chicago, Illinois 60606	1,150	1,045,455	2.97%	1,306,819	0	*
EGI-NP Investments, LLC(6) Two North Riverside Plaza Suite 720 Chicago, Illinois 60606	300	272,727	*	340,909	0	*
The Jay Pritzker Foundation(7) Two North Riverside Plaza Suite 720 Chicago, Illinois 60606	100	90,909	*	113,636	0	*
Magnetar Capital Master Fund, Ltd.(8) 1603 Orrington Avenue Evanston, IL 60201	3,000	2,727,273 (9)	4.99% (10)	3,409,091	0	*
Heller Capital Investments(11) 700 East Palisade Ave. Englewood Cliff, NJ 07632	300	272,727	*	340,909	0	*
Heller Family Foundation(11) 74 Farview Road Tenafly, NJ 07670	170	154,545	*	193,181	0	*
Craig Allison 4 Caruso Place Armonk, NY 10504	30	27,273	*	34,091	0	*
Citigroup Global Management as C/F David S. Nagelberg IRA(12) 16236 San Digueito Road Suite S-13 Rancho Santa Fe, CA 92067	100	90,909	*	113,636	0	*
Nite Capital LP (13) 100 E. Cook Avenue Suite 201 Libertyville, Illinois 60048	300	272,728	*	340,910	0	*
Sherpa Asset Management Ltd. 24A High Street Gretton Corby, Northhamptonshire United Kingdom	150	136,363	*	170,454	0	*
The Tail Wind Fund Ltd. (14) No. 1 Regent Street London, United Kingdom SW1Y 4NS UK	400	363,636	*	454,545	0	*
Merriman Curhan Ford & Co. (15) 600 California Street, 9th Floor San Francisco, CA 94108	0	254,545	*	318,181	0	*
TOTAL:	6,000	5,709,090	*	7,136,363	0	*

*Less than 1%

___________________________________

(1)

As of January 13, 2006, we had 34,122,595 issued and outstanding common shares.

(2)

Calculated based on the number of issued and outstanding shares as of January 13, 2006, assuming conversion and exercise of the holder’s Series B Convertible Preferred Shares and Class D Warrants, respectively.

(3)

Includes (i) common shares issuable upon conversion of the Series B Convertible Preferred shares held by the selling shareholder (ii) common shares issuable upon exercise of the Class D Warrants held by the selling shareholder and (iii) an additional number of common shares issuable upon conversion or exercise of the Series B Convertible Preferred Shares or the Class D Warrants.

(4)

Assumes that the selling securities holder will sell all of the shares offered.

(5)

CD Capital Management LLC, as investment manager, and John D. Ziegelman, as President of CD Capital Management LLC, have ultimate voting power and control over these shares, including control over the disposition of such shares.

(6)

CD Capital Management LLC, as investment manager, and John D. Ziegelman, as President of CD Capital Management LLC, have ultimate voting power and control over these shares, including control over the disposition of such shares.

(7)

CD Capital Management LLC, as investment manager, and John D. Ziegelman, as President of CD Capital Management LLC, have ultimate voting power and control over these shares, including control over the disposition of such shares.

(8)

Magnetar Financial LLC is the investment advisor of Magnetar Capital Master Fund, Ltd ("Magnetar Master Fund") and consequently has voting control and investment discretion over securities held by Magnetar Master Fund. Magnetar Financial LLC disclaims beneficial ownership of the securities held by Magnetar Master Fund. Alec Litowitz is the manager of Magnetar Capital Partners LLC, which is the sole member of Magnetar Financial LLC. As a result, Mr. Litowitz may be considered the beneficial owner of any shares deemed to be beneficially owned by Magnetar Financial LLC. Mr. Litowitz disclaims beneficial ownership of these shares.

(9)

Does not take into account the limitation described in footnote 10 below.

(10)

The B Pref Shares and the Class D Warrants contain a limitation on conversion and may not be converted if the holder, any of its affiliates, or any other party which may be deemed to be acting as a group in concert with the holder or any of its affiliates for the purposes of Section 13(d) of the Exchange Act would beneficially own in excess of 4.99% of the outstanding Common Shares. Absent this limitation, Magnetar Capital Master Fund, Ltd. would hold 7.4%.

(11)

Ronald Heller has ultimate voting power and control over these shares, including control over the disposition of such shares.

(12)

David Nagelberg has ultimate voting power and control over these shares, including control over the disposition of such shares.

(13)

Keith Goodman, Manager of the General Partner of Nite Capital, LP, has voting control and investment discretion over securities held by Nite Capital, LP.  Mr. Goodman disclaims beneficial ownership of the share held by Nite Capital, LP.

(14)

David Crook has ultimate voting power and control over these shares, including control over the disposition of such shares.  Tailwind Advisory and Management Ltd., a UK corporation authorized and regulated by the Financial Services Authority of Great Britain (“TWAM”), is the investment manager for The Tail Wind Fund Ltd., and David Crook is the CEO and controlling shareholder of TWAM.  Each of TWAM and David Crook expressly disclaims any equitable or beneficial ownership of the shares being registered hereunder and held by The Tail Wind Fund Ltd.

(15)

Jon Merriman and John Hestad have ultimate voting power and control over these shares, including control over the disposition of such shares.  Merriman Curhan Ford & Co. is a United States registered broker dealer, which received these securities as broker dealer compensation.  Merriman Curhan Ford & Co. acquired the securities in the ordinary course of business and at the time of the acquisition had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Except as noted above, none of the selling security holders are registered United States broker dealers or are affiliates of United States broker dealers.  In accordance with registration rights granted to the selling security holders pursuant to separate agreements, we have filed with the SEC, under the Securities Act, a registration statement on Form F-3, of which this prospectus forms a part, with respect to the resale of the shares from time to time on the Nasdaq National Market, in privately negotiated transactions or otherwise, and have agreed to prepare and file such amendments and supplements to the registration statements as may be necessary to keep such registration statements effective until the shares are no longer required to be registered for sale by the selling security holders.  In addition, we agreed to register an additional number of common shares equal to 25% of the number of common shares acquirable upon conversion of the Series B Convertible Preferred Shares and exercise of the Class D Warrants.

In addition to the warrants issued as a finder’s fee in connection with the separate private placement transactions, we paid Merriman Curhan Ford & Co. and MidSouth Capital , Inc.  finder’s fees in cash of US$412,000 and US$8,000 respectively.  Except as described herein, none of the other selling security holders has had a material relationship with us or any of our affiliates in the past three years.

CAPITALIZATION

The table below describes our capitalization as of September 30, 2005, as calculated in accordance with Canadian GAAP.

	Pro Forma September 30, 2005(2)	September 30, 2005 (1)	December 31, 2004
	(in thousands)
Long-term debt, net of current portion	$1,255	$1,255	$1,528
Liability component of redeemable Series B Convertible Preferred Shares (3)	2,267	–	–
Shareholders’ equity:
Common shares, 200,000,000 authorized with no par value, 34,122,595 shares issued and outstanding	94,790	94,790	94,223
Equity component of redeemable Series B Convertible Preferred Shares (3)	2,491	–	–
Contributed and other surplus	7,229	5,349	4,171
Deficit	(74,470)	(74,470)	(65,937)
Total shareholders’ equity	30,040	25,669	32,457
Total capitalization	$ 33,562	$ 26,924	$ 33,985

(1)

Based on unaudited balance sheet as of September 30, 2005.

(2)

Based on unaudited balance sheet as of September 30, 2005 as adjusted to reflect the inclusion of the proceeds of the 2005 Private Placement.

(3)

Under Canadian GAAP, the proceeds of the redeemable Series B Convertible Preferred Shares financing are allocated to the estimated fair value of the warrants issued and the conversion feature, both recorded as contributed surplus in shareholders’ equity, and the estimated fair value of the liability related to the preferred shares. The estimated fair value of the preferred shares is recorded as a liability due to the Company being obligated to repay the proceeds at maturity in cash or a variable number of common shares of the Company. A portion of the deferred finance costs have been allocated to equity and are not amortized. The carrying amount allocated to the liability component of the redeemable Series B Convertible Preferred Shares of $2.3 million will be accreted over the term of the debt to the redemption amount owing at maturity using the effective interest method as a charge to interest expense.

As of January 13, 2006, we had issued and outstanding:

•

warrants exercisable to acquire 2,072,727 common shares at US$2.06 per share until October 26, 2010, issued in connection with our 2005 Private Placement;

•

warrants exercisable to acquire 1,689,281 common shares at US$2.40 per share until January 6, 2007, issued in connection with our private placement of Units on January 6, 2004;

•

warrants exercisable to acquire 636,927 common shares at US$1.85 per share until September 4, 2006, issued in connection with our private placement of 1,619,317 units on September 4, 2003;

•

options granted under our incentive option plan to acquire 4,892,708 common shares at an average exercise price of $2.42, expiring at various dates between March 15, 2006 and December 12, 2010;

•

right of University of British Columbia ("UBC") to receive up to 25,000 common shares, after the first sales of products derived from certain technology licensed from UBC;

•

a Shareholder Rights Plan, pursuant to which rights to purchase common shares may be issued to shareholders upon the occurrence of certain events all as more particularly described herein.

THE OFFER AND LISTING

OFFERING PRICE

The Selling Security Holders may offer the securities at prices determined by them in their sole discretion.

MARKETS

The Common shares of the Company have traded on The Toronto Stock Exchange under the symbol “FMI” since March 26, 1999. The Common Shares of the Company began trading on the Nasdaq National Market (NASDAQ) under the symbol “FMTI” on March 14, 2000. On July 26, 2002, the Company’s common shares were delisted from the NASDAQ National Market and listed on the NASDAQ SmallCap Market.  Our common shares regained eligibility and were transferred back to the Nasdaq National Market on August 21, 2003

PRICE HISTORY

TORONTO STOCK EXCHANGE (TSX)

The following tables set forth in Canadian dollars, for each of the periods indicated, the high and low closing market prices of the Company’s Common Shares on both the former Vancouver Stock Exchange and the Toronto Stock Exchange:

FIVE MOST RECENT FULL FINANCIAL YEARS:

Fiscal year ended:	Common Share Price ($CAN)
	High	Low
December 31, 2005	3.15	1.90
December 31, 2004	11.05	2.10
December 31, 2003	3.98	0.55
December 31, 2002	2.75	0.50
Five-month period ended December 31, 2001	3.58	1.80
July 31, 2001	8.05	2.30

FULL FINANCIAL QUARTERS FOR TWO MOST RECENT FULL FINANCIAL YEARS AND ANY SUBSEQUENT PERIOD:

Quarter:	Common Share Price ($CAN)
	High	Low
FY 2005 Fourth Quarter (October 1, 2005 to December 31, 2005)	2.47	1.90
FY 2005 Third Quarter (July 1, 2005 to September 30, 2005)	2.68	2.17
FY 2005 Second Quarter (April 1, 2005 to June 30, 2005)	2.43	2.06
FY 2005 First Quarter (January 1, 2005 to March 31, 2005)	3.15	2.52
FY 2004 Fourth Quarter (October 1, 2004 to December 31, 2004)	3.69	2.33
FY 2004 Third Quarter (July 1, 2004 to September 30, 2004)	3.30	2.10
FY 2004 Second Quarter (April 1, 2004 to June 30, 2004)	10.40	2.50
FY 2004 First Quarter (January 1, 2004 to March 31, 2004)	11.05	3.31

SIX MOST RECENT MONTHS:

Month:	Common Share Price ($CAN)
	High	Low
December, 2005	2.13	1.98
November, 2005	2.19	1.90
October, 2005	2.47	2.01
September, 2005	2.49	2.20
August, 2005	2.62	2.17
July, 2005	2.68	2.25

NASDAQ

The following tables set forth in US dollars, for each of the periods indicated, the high and low closing market prices of the Company’s Common Shares.  Where applicable, the information provided is as of the date that the Company’s common shares began trading on NASDAQ National Market on March 14, 2000.  On July 26, 2002, the Company’s common shares were delisted from the NASDAQ National Market and listed on the NASDAQ SmallCap Market.  Our common shares regained eligibility and were transferred back to the Nasdaq National Market on August 21, 2003.

FIVE MOST RECENT FULL FINANCIAL YEARS:

Fiscal year ended:	Common Share Price ($US)
	High	Low
December 31, 2005	2.63	1.61
December 31, 2004	8.35	1.63
December 31, 2003	3.00	0.34
December 31, 2002	1.70	0.31
Five-month period ended December 31, 2001	2.49	1.13
July 31, 2001	1.47	5.625

FULL FINANCIAL QUARTERS FOR TWO MOST RECENT FULL FINANCIAL YEARS AND ANY SUBSEQUENT PERIOD:

Quarter:	Common Share Price ($US)
	High	Low
FY 2005 Fourth Quarter (October 1, 2005 to December 31, 2005)	2.09	1.61
FY 2005 Third Quarter (July 1, 2005 to September 30, 2005)	2.19	1.83
FY 2005 Second Quarter (April 1, 2005 to June 30, 2005)	2.07	1.66
FY 2005 First Quarter (January 1, 2005 to March 31, 2005)	2.63	2.09
FY 2004 Fourth Quarter (October 1, 2004 to December 31, 2004)	3.06	1.89
FY 2004 Third Quarter (July 1, 2004 to September 30, 2004)	2.53	1.63
FY 2004 Second Quarter (April 1, 2004 to June 30, 2004)	7.90	1.79
FY 2004 First Quarter (January 1, 2004 to March 31, 2004)	8.35	2.60

SIX MOST RECENT MONTHS:

Month:	Common Share Price ($US)
	High	Low
December, 2005	1.72	1.82
November, 2005	1.85	1.61
October, 2005	2.09	1.70
September, 2005	2.11	1.90
August, 2005	2.17	1.83
July, 2005	2.19	1.90

PLAN OF DISTRIBUTION

Sales of the shares may be made from time to time by the selling security holders, or, subject to applicable law, by pledgees, assignees, donees, distributees, transferees or other successors in interest.  Such sales may be made on a national securities exchange (any of which may involve crosses and block transactions) or other markets on which our common stock may be listed, admitted to unlisted trading privileges, or included for quotation at the time of sale, including the Nasdaq National Market, in privately negotiated transactions or otherwise or in a combination of such transactions at prices and at terms then prevailing or at prices related to the then current market price, or at privately negotiated prices or at fixed prices that may be changed.  In addition, any shares covered by this prospectus which qualify for sale pursuant to Section 4(1) of the Securities Act or Rule 144 promulgated thereunder may be sold under such provisions rather than pursuant to this prospectus.  Without limiting the generality of the foregoing, the shares may be sold in one or more of the following types of transactions:

o

on any securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

o

in the over-the-counter market;

o

in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

o

through the writing of options, whether such options are listed on an options exchange or otherwise;

o

one or more block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o

purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

o

an exchange distribution in accordance with the rules of such exchange;

o

ordinary brokerage transactions and transactions in which the broker solicits purchasers;

o

broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

o

face-to-face transactions between seller and purchasers without a broker-dealer;

o

public or privately negotiated transactions;

o

any combination of methods of sale; and

o

any other method permitted under applicable law.

In connection with distributions of the shares or otherwise, the selling security holders may enter into hedging transactions with broker-dealers.  In connection with such transactions, broker-dealers may engage in short sales of the shares registered hereunder in the course of hedging the positions they assume with selling security holders.  The selling security holder may also sell shares short and deliver the shares to close out such short positions.  The selling security holders may also enter into option, swaps, derivatives or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares registered hereunder, which the broker-dealer may resell pursuant to this prospectus.  The selling security holders may also pledge or grant a security interest in the shares registered hereunder to a broker or dealer and upon a default, the broker or dealer may effect sales of the pledged shares pursuant to this prospectus.

From time to time, the selling security holders may be engaged in short sales, short sales against the box, puts and calls and other hedging transactions in our securities, and may sell and deliver the shares in connection with such transactions or in settlement of securities loans.  These transactions may be entered into with broker-dealers or other financial institutions who may in turn resell the shares delivered to them.  In addition, from time to time, a selling security holder may pledge its shares pursuant to the margin provisions of its customer agreements with its broker-dealer.  Upon delivery of the shares or a default by a selling security holder, the broker-dealer or financial institution may resell the shares from time to time.

The selling security holders may pledge or grant a security interest in some or all of the B Pref Shares or warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus.  The selling security holders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling security holders in amounts to be negotiated in connection with the sale.  In effecting sales, brokers or dealers engaged by the selling security holders may arrange for other brokers or dealers to participate in the resales.  The selling security holders, such brokers or dealers and any other participating brokers or dealers may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales and any such commission, discount, concession or any profit realized in the resale of the shares may be deemed to be underwriting discounts or commissions under the Securities Act.

Information as to whether underwriters who may be selected by the selling security holders, or any other broker-dealer, is acting as principal or agent for the selling security holders, the compensation to be received by the underwriters who may be selected by the selling security holders, or any broker-dealer, acting as principal or agent for the selling security holders and the compensation to be received by other broker-dealers, if the compensation of such other broker-dealers is in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this prospectus.  The prospectus supplement will also set forth the aggregate amount of shares of common stock being offered and other terms of the offering.  Any dealer or broker participating in any distribution of the shares may be required to deliver a copy of this prospectus, including the prospectus supplement, if any, to any person who purchases any of the shares from or through such dealer or broker.

We have advised the selling security holders that during such time as they may be engaged in a distribution of the shares included in this prospectus they may be required to comply with the anti-manipulation rules of Regulation M promulgated under the Securities Exchange Act of 1934, as amended (Exchange Act) to the extent that such rules are applicable to them.  With certain exceptions, Regulation M may, to the extent applicable, preclude any selling security holders, any affiliated purchasers and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete.  Regulation M also may, to the extent applicable, prohibit any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security.  All of the foregoing may affect the marketability of the common stock.

It is possible that a significant number of shares could be sold at the same time under this prospectus.  Such sales, or the possibility of such sales, may have a depressive effect on the market price of our common stock.  To our knowledge, none of the selling security holders have entered into any agreements regarding the sales of the shares being registered.

Under the securities laws of some states, the shares of the common stock may be sold in such states only through registered or licensed brokers or dealers.  In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling security holder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

We are required to pay all fees and expenses incident to the registration of the shares, including some fees and disbursements of some counsels to the selling security holders.  Additionally, we have agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.

We have agreed to maintain the effectiveness of the registration statement, in which this prospectus forms a part, until the earlier of (i) the date as of which the Investors may sell all of the Registrable Securities covered by such Registration Statement without restriction pursuant to Rule 144(k) (or successor thereto) promulgated under the Securities Act, (ii) the date all Registrable Securities have been otherwise transferred to holders who may trade such Registrable Securities without restriction under the Securities Act, and the Company has delivered a new certificate or other evidence of ownership for such Registrable Securities not bearing a restrictive legend or (iii) the date on which the Investors shall have sold all the Registrable Securities covered by such Registration Statement (the “Registration Period”).

Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

The table below lists the fees and expenses we will pay in connection with the offering described in this prospectus.  All the expenses are estimates, except the Securities and Exchange Commission registration fee.

Amount
Securities and Exchange Commission registration fee	US$ 1,406.92
Legal fees and expenses	10,000.00
Accounting fees and expenses	100,000.00
Printing and engraving expenses	1,000.00
Transfer agent and registrar fees	500.00
Miscellaneous expenses	10,000.00
Total	US$ 122,906.92

ADDITIONAL INFORMATION

SHARE CAPITAL

AUTHORIZED, ISSUED AND ALLOTTED:

Authorized share capital of the Company consists of 200,000,000 common shares with no par value and 50,000,000 preferred shares with no par value, of which 10,000,000 preferred shares have been designated the Series A Convertible Preferred Shares and 6,000 preferred shares have been designated the Series B Convertible Preferred Shares. Of the 10,000,000 designated Series A Convertible Preferred Shares, 5,375,000 have been issued and converted, leaving 4,625,000 remaining to be issued.  Of the 6,000 Series B Convertible Preferred Shares, all 6,000 have been issued and remain unconverted.

COMMON SHARES ISSUED AND ALLOTTED:

	Share Capital		Contributed Surplus
	Number of Common Shares	Amount (‘000’s Cdn$)	Amount (‘000’s Cdn$)

Balance, December 31, 2004	33,908,395	$ 94,223	$ 4,171

Cash proceeds from exercise of stock options	42,500	54	−
Employee stock-based compensation expense	−	−	463
Non-employee stock-based compensation expense	−	−	(10)
Transfer from contributed surplus for options exercised:
Employee stock-options	−	36	(36)
Non-employee stock-options	−	14	(14)
Balance, March 31, 2005	33,950,895	$ 94,327	$ 4,574

Cash proceeds from exercise of stock options	147,950	211	−
Employee stock-based compensation expense	−	−	673
Non-employee stock-based compensation expense	−	−	(10)
Transfer from contributed surplus for options exercised:
Employee stock-options	−	184	(184)
Non-employee stock-options	−	−	−
Balance, June 30, 2005	34,098,845	$ 94,722	$ 5,053
Cash proceeds from exercise of stock options	23,750	36	−
Employee stock-based compensation expense	−	−	305
Non-employee stock-based compensation expense	−	−	23
Transfer from contributed surplus for options exercised:
Employee stock-options	−	32	(32)
Non-employee stock-options	−	−	−
Balance, September 30, 2005	34,122,595	$ 94,790	$ 5,349

SERIES B CONVERTIBLE PREFERRED SHARES ISSUED AND ALLOTTED:

	Shares	Liability Component (‘000’s Cdn$)	Equity Component (‘000’s Cdn$)	Contributed Surplus (‘000’s Cdn$)

Balance, September 30, 2005	−	$ −	$ −	$ 5,349

Issued for cash	6,000	2,267	3,011	1,744

Share Issue Costs	−	−	(333)	(193)
Broker warrants	−	−	(187)	(109)
Fair value of broker warrants	−	−	−	438

Balance, January 13, 2006	6,000	$ 2,267	$ 2,491	$ 7,229

PRIVATE PLACEMENTS AND SHARE PURCHASE WARRANTS:

On September 4, 2003, we completed a private placement to arm’s length investors of 1,619,317 Units at US$2.97 per Unit.  Each Unit consisted of two common shares and seven-tenths of one (0.70) common share purchase warrant and in the case of the lead investor, eight-tenths of one (0.80) common share purchase warrant.  Each whole warrant (Class B Warrants) entitles the holder thereof to purchase one common share at the price of US$1.85 per share until September 4, 2006.  The warrants contain standard cashless exercise provisions.  They also contain standard anti-dilution provisions in certain circumstances, including in the event of stock dividends, splits or recapitalizations of our common shares.  We issued a total of 3,238,634 common shares and warrants exercisable to acquire 1,200,864 common shares to investors in our private placement of units.   As at September 30, 2005, 538,721 warrants were exercised on a cashless basis resulting in the issuance of 413,358 common shares and 47,600 warrants were exercised for cash proceeds of $0.1 million resulting in the issuance of 47,600 common shares.  A total of 254,458 broker’s warrants were also issued in connection with the placement.  The broker’s warrants have the same terms as the warrants issued to investors.  As at September 30, 2005, 231,074 brokers’ warrants have been exercised on a cashless basis resulting in the issuance of 155,621 common shares; and 1,000 brokers’ warrants were exercised for cash resulting in the issuance of 1,000 common shares.  A balance of 614,543 warrants and 22,384 brokers’ warrants remain outstanding as at September 30, 2005.

On January 6, 2004, we completed a private placement to arm’s length investors of 5,375,000 Units at US$2.00 per Unit.  Each Unit consisted of one Series A Convertible Preferred Share and three-tenths of one (0.30) common share purchase warrant.  Each Series A Convertible Preferred Share is convertible into one common share without additional consideration.  Each whole warrant (Class C Warrants) entitles the holder thereof to purchase one common share at the price of US$2.40 per share until January 6, 2007.  The warrants contain standard cashless exercise provisions.  The warrants also contain anti-dilution provisions in certain circumstances, including in the event of stock dividends, splits or recapitalizations of our common shares.  We issued a total of 5,375,000 Series A Convertible Preferred Shares and warrants exercisable to acquire 1,612,500 common shares to investors in our private placement of Units.  As at September 30, 2005, 69,469 broker’s warrants had been exercised on a cashless basis resulting in the issuance of 36,518 common shares.  A balance of 1,612,500 warrants and 76,781 brokers’ warrants remain outstanding as at September 30, 2005.

In October and November, 2005, we completed separate private placement transactions, to arm’s length investors of an aggregate of 6,000 Series B Convertible Preferred Shares with an aggregate of 2,072,727 warrants (Class D Warrants) (including broker’s warrants). Each warrant entitles the holder to purchase one common share of the Company at US$2.06, subject to adjustment, until October 26, 2010.  See “Prospectus Summary – Financing  - Series B Convertible Preferred Shares And Class D Warrants – The Class D Warrants” above for a further description of the warrants included in these separate private placement transactions.

STOCK OPTIONS AND STOCK OPTION PLAN:

	Number of Optioned Shares (in ‘000’s)	Weighted Average Exercise Price

Balance, December 31, 2004	4,291	$ 2.45
Options granted	1,422	$ 2.35
Options exercised	(214)	$ 1.40
Options forfeited	(606)	$ 2.88
Balance, January 13, 2006	4,893	$ 2.42

As at January 13, 2006, 3,433,000 options are exercisable at a weighted average exercise price of $2.40 per share.  The stock options expire at various dates from March 15, 2006 to December 12, 2010.

Under our 2000 Stock Option Plan, as amended (the “2000 Plan”), we may grant options to our employees, officers, directors, and consultants (optionees) for up to 6,000,000 shares of common stock.  Options are outstanding as follows:

	Number of common shares under option	Exercise Price per common share	Expiry Date
Don Buxton, Chairman and Director	30,000	$2.57	17-May-06
	15,000	$0.95	10-Apr-07
	30,000	$1.77	3-Jul-08
	15,000	$2.61	28-Nov-08
	45,000	$2.78	31-May-09
	25,000	$2.15	20-May-10
Joe Dunne, Director	30,000	$2.57	17-May-06
	15,000	$0.95	10-Apr-07
	15,000	$0.66	13-Feb-08
	30,000	$1.77	3-Jul-08
	15,000	$2.61	28-Nov-08
	45,000	$2.78	31-May-09
	25,000	$2.15	20-May-10
Guy Miller, Director	25,000	$2.13	08-Dec-10
Nitin Kaushal, Director	15,000	$2.77	15-Sep-08
	45,000	$2.78	31-May-09
	25,000	$2.15	20-May-10
Percy Skuy, Director	30,000	$2.57	17-May-06
	15,000	$0.95	10-Apr-07
	15,000	$0.66	13-Feb-08
	30,000	$1.77	3-Jul-08
	15,000	$2.23	11-Jul-08
	45,000	$2.78	31-May-09
	25,000	$2.15	20-May-10
Lily Yang, Director	15,000	$0.95	10-Apr-07
	30,000	$1.77	3-Jul-08
	45,000	$2.78	31-May-09
	25,000	$2.15	20-May-10
Charles Butt, Director, President & Chief Executive Officer	20,000	$4.10	15-Mar-06
	175,000	$2.57	17-May-06
	135,000	$1.20	10-Apr-07
	10,000	$0.66	13-Feb-08
	150,000	$1.77	3-Jul-08
	60,000	$2.23	11-Jul-08
	5,000	$2.61	28-Nov-08
	50,000	$3.69	9-Jan-09
	200,000	$2.78	31-May-09
	75,000	$2.13	08-Dec-10
	20,000	$4.90	12-Dec-10
Employees and consultants as a group (excluding the President & CEO)	74,750	$0.66	2-Oct-07 to 13-Feb-08
	72,500	$0.95	10-Apr-07
	316,875	$1.77	03-Jul-08
	30,000	$2.01	28-Oct-10
	20,000	$2.15	20-May-10
	32,500	$2.20	14-Aug-08
	73,500	$2.23	11-Jul-08
	20,000	$2.26	15-Apr-10
	90,000	$2.43	26-Aug-09 to 01-Apr-10
	363,000	$2.57	17-May-06
	30,000	$2.60	19-Oct-09
	32,750	$2.61	28-Nov-08
	30,000	$2.66	14-Feb-10
	603,333	$2.78	31-May-09
	50,000	$2.85	04-Sep-06
	60,000	$2.91	05-Oct-09
	317,500	$2.98	06-Jan-10
	40,000	$3.02	14-Sep-09
	35,000	$3.17	03-Dec-09
	20,000	$3.50	23-Apr-06
	102,500	$3.60	26-Mar-06
	147,000	$3.69	09-Jan-09
	30,000	$2.05	29-Nov-10
	50,000	$2.09	02-Dec-10
	616,500	$2.13	08-Dec-10

HISTORY OF SHARE CAPITAL FOR THE LAST THREE YEARS

COMMON SHARES	Issue/ Exercise price (C$)	Shares	Amount ($'000)

Balance, January 1, 2002		21,225,189	$ 71,273

Issued during the year for cash upon:
Private placement of units @ $0.65 per unit, each unit consisting of one common share and 0.08 warrants, each whole warrant (Class A Warrants) entitling the holder to purchase one common share @ $1.00 until March 20, 2004	$ 0.65	324,861	199
Balance, December 31, 2002 (restated)		21,550,050	$ 71,472

Issued during the year for cash upon:
Private placement of units @ US $2.97 per unit, with all units issued comprising a total of 3,238,634 common shares and 1,200,864 warrants. 254,548 broker's warrants were also issued. Each warrant (Class B Warrants) entitles the holder to purchase one common share @ US $1.85 until September 4, 2006	$ 2.04	3,238,634	$ 6,604
Share issue costs			(545)
Conversion of Special Warrants. A total of 1,500,000 Special Warrants were issued in September, 2002 @ $0.65 per Special Warrant, each of which converted into 1.05 common shares on January 24, 2003	$ 0.56	1,575,000	887
Exercise of Broker's warrants. A total of 150,000 broker’s warrants were issued upon the conversion in January, 2003 of 150,000 Special Compensation Warrants issued in September, 2002 as part of the total commission payable in respect of the private placement of the Special Warrants. Each broker’s warrant entitled the holder to purchase one common share @ $0.65 until March 24, 2004	$ 0.65	150,000	97
Class A Warrants exercised for cash proceeds	$ 1.00	4,677	4
Exercise of options granted under 2000 Plan	$ 0.55	1,250	1
Exercise of options granted under 2000 Plan	$ 0.66	32,500	21
Exercise of options granted under 2000 Plan	$ 0.95	336,250	319
Exercise of options granted under 2000 Plan	$ 1.20	115,000	138
Exercise of options granted under 2000 Plan	$ 2.23	2,500	6
Exercise of options granted under 2000 Plan	$ 2.57	95,500	245
Transfer from contributed surplus on option exercised:			-
Employee stock options			265
Non-employee stock options			41
Common shares issued to the University of British Columbia pursuant to licensing agreements	$ 0.62	2,650	2
Balance, December 31, 2003 (restated)		27,104,011	$ 79,557

Issued during the year for cash upon:
Exercise of options granted under 2000 Plan	$ 0.55	2,500	$ 1
Exercise of options granted under 2000 Plan	$ 0.66	122,000	81
Exercise of options granted under 2000 Plan	$ 0.83	14,000	12
Exercise of options granted under 2000 Plan	$ 0.95	136,250	129
Exercise of options granted under 2000 Plan	$ 1.77	119,375	211
Exercise of options granted under 2000 Plan	$ 2.20	2,500	6
Exercise of options granted under 2000 Plan	$ 2.23	42,000	94
Exercise of options granted under 2000 Plan	$ 2.57	269,500	693
Exercise of options granted under 2000 Plan	$ 3.60	7,500	27
Exercise of options granted under 2000 Plan	$ 4.00	1,000	4
Exercise of options granted under 2000 Plan	$ 4.85	15,000	73
Exercise of Class A Warrants for cash proceeds	$ 1.00	21,312	21
Exercise of Class B Warrants for cash proceeds	$ 2.44	1,000	2
Exercise of Class B Warrants for cash proceeds	$ 2.49	47,600	120
Exercise of 538,721 Class B Warrants on a cashless basis		413,358	-
Exercise of 231,074 Class B Warrants on a cashless basis		155,621	-
Exercise of 69,469 Class C Warrants on a cashless basis		36,518	235
Transfer from contributed surplus on options exercised:			-
Employee stock options			404
Non-employee stock options			90
Conversion of Series A Preferred Shares		5,375,000	12,910
Fair value of broker's warrants		-	(495)
Common shares issued pursuant to licensing agreements	$ 2.21	22,350	49
Balance, December 31, 2004		33,908,395	$ 94,223

Issued during the period for cash upon:
Exercise of options granted under 2000 Plan	$ 0.55	1,250	$ 1
Exercise of options granted under 2000 Plan	$ 0.66	75,000	49
Exercise of options granted under 2000 Plan	$ 0.95	5,000	5
Exercise of options granted under 2000 Plan	$ 1.77	120,450	213
Exercise of options granted under 2000 Plan	$ 2.61	12,500	33
Transfer from contributed surplus on options exercised:			-
Employee stock options			252
Non-employee stock options		___________	14
Balance, September 30, 2005		34,122,595	$ 94,790

SERIES A CONVERTIBLE PREFERRED SHARES

Balance, January 1, 2004		-	$ -
Issued during the year for cash upon:
Private placement (US $2.00) (See “Additional Information – Share Capital – Private Placements and Share Purchase Warrants”)	$ 2.76	5,375,000	13,747
Share issue costs			(837)
Conversion of Preferred shares to common shares		(5,375,000)	(12,910)
Balance, January 13, 2006		-	$ -

SERIES B CONVERTIBLE PREFERRED SHARES

Balance, September 30, 2005		-	$ -
Issued during the period for cash
Private placement (US $1.65) (See “Additional Information – Share Capital – Private Placements and Share Purchase Warrants” and “Series B Convertible Preferred Shares Issued and Allotted”)	$ 1.93	6,000

Balance, January 13, 2006		6,000	-

ARTICLES AND BY-LAWS

ARTICLES OF CONTINUATION

The Company’s Articles of Continuation, as amended, are on file with the Corporations Directorate of Industry Canada under Corporation Number 388768-5.  The Articles of Continuation do not include a stated purpose and do not place any restrictions on the business that the Company may carry on.

DIRECTORS

The minimum number of directors of the Company is one and the maximum number is twenty. A director of the Company need not be a shareholder. In accordance with the Company’s bylaws, a majority of the Company’s directors must be residents of Canada.  In order to serve as a director, a person must be a natural person at least 18 years of age, of sound mind and not bankrupt. Neither the Articles of Continuation, the bylaws, nor the Canada Business Corporations Act (the “Act”), impose any mandatory retirement requirements for directors.

A director who is a party to, or who is a director or officer (or an individual acting in a similar capacity) of, or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Company must disclose to the Company the nature and extent of his or her interest at the time and in the manner provided by the Act. The Act prohibits such a director from voting on any resolution to approve the contract or transaction unless the contract or transaction:

o

relates primarily to his or her remuneration as a director, officer, employee or agent of the Company or an affiliate;

o

is for indemnity or insurance for director’s liability as permitted by the Act; or

o

is with an affiliate.

The Board of Directors may, on behalf of the Company and without authorization of its shareholders:

o

borrow money upon the credit of the Company;

o

issue, reissue, sell or pledge debt obligations of the Company;

o

give a guarantee on behalf of the Company to secure performance of an obligation of any person; and

o

mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company, owned or subsequently acquired, to secure any obligation of the Company.

These borrowing powers may be varied by the Company’s bylaws or its Articles of Continuation. However, the Company’s bylaws and Articles of Continuation do not contain any restrictions on or variations of these borrowing powers.

SHARE CAPITALIZATION

The Company’s Articles of Continuance authorize the issuance of 200,000,000 common shares (of which 34,122,595 are issued and outstanding) and 50,000,000 preferred shares issuable in series, of which 10,000,000 have been designated the Series A Convertible Preferred Shares, none of which are issued and outstanding, and of which 6,000 have been designated the Series B Convertible Preferred Shares, all of which are issued and outstanding.

COMMON SHARES

The holders of the common shares of the Company are entitled to receive notice of and to attend all meetings of the shareholders of the Company and have one vote for each common share held at all meetings of shareholders. The directors are elected at each annual meeting of shareholders and do not stand for re-election at staggered intervals.

The holders of common shares are entitled to receive dividends and the Company will pay dividends, as and when declared by the Board of Directors, out of moneys properly applicable to the payment of dividends, in such amount and in such form as the Board of Directors may from time to time determine, subject to the rights of the holders of any other class of shares of the Company entitled to receive dividends in priority to or ratably with the holders of the common shares, and all dividends which the Board of Directors may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding.

In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the common shares shall, subject to the rights of the holders of any other class or shares of the Company entitled to receive the assets of the Company upon such distribution in priority to or ratably with the holders of the common shares, be entitled to participate ratably in any distribution of the assets of the Company.

PREFERRED SHARES AS A CLASS

The preferred shares of the Company may at any time or from time to time be issued in one or more series.  The directors may alter by resolution the Articles of the Company, or, if applicable, the By-Laws, or both, to fix or change the number of shares in, and to determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each series of preferred shares.  The directors may also confer on the holders of any series of preferred shares the right to notice of or to be present or to vote, at any general meeting of the shareholders of the Company.  Preferred shares shall be entitled to preference over the common shares and any other shares of the Company ranking junior to the preferred shares in the event of any liquidation, dissolution or winding-up of the Company or any distribution of its assets for the purpose of winding-up its affairs, whether voluntary or involuntary. The preferred shares of each series shall rank in parity with the preferred shares of every other series with respect to priority in the payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company.

SERIES A CONVERTIBLE PREFERRED SHARES

10,000,000 of our preferred shares have been designated the Series A Convertible Preferred Shares.  On January 6, 2004, we completed a private placement of units to raise US$10.75 million, resulting in our issuance of 5,375,000 Series A Convertible Preferred Shares at a price of US$2.00 per share (approximately Cdn $2.76 per share, based on then current exchange rates), with 1,612,500 warrants attached.  Each Series A Convertible Preferred Share is convertible at the option of the holder for no further consideration into one common share.   In February, 2004, we filed a registration statement registering the common shares acquirable upon the conversion of the Series A Preferred Shares and upon exercise of the warrants.  All 5,375,000 Series A Convertible Preferred Shares were converted to common shares in April, 2004, leaving 4,625,000 Series A Convertible Preferred Shares remaining available for issuance.

Voting Rights:

Each holder of Series A Convertible Preferred Shares shall be entitled as such to receive notice of and to attend and vote at all meetings of the holders of common shares of the Company (except meetings at which the holders of the Series A Convertible Preferred Shares are precluded from voting under the terms of the Canada Business Corporations Act) and at each such meeting shall have that number of votes equal to the number of votes such holder would have upon full conversion of the holder’s Series A Convertible Preferred Shares at the record date for the determination of shareholders entitled to vote or consent at such meeting, or the date any written consent of shareholders is solicited if the action is to be taken by written consent. Except as otherwise expressly provided in the Company’s constating documents, as amended from time to time, or by the Canada Business Corporations Act, the holders of Series A Convertible Preferred Shares and the holders of common shares of the Company shall vote together as a single class on all matters.

Conversion Rights:

Each Series A Convertible Preferred Share is convertible for no further consideration at the option of the holder into one common share. If the aggregate closing price on the Nasdaq National Market for that number and kind of shares which are then issuable upon conversion of a holder’s Series A Convertible Preferred Shares then outstanding, is above 200% of the aggregate original issue price for such Series A Convertible Preferred Shares for a period of thirty (30) consecutive trading days (a “Trigger Event”), then such Series A Convertible Preferred Shares shall be convertible, at the option of the Company for a period of sixty (60) days following the Trigger Event, into that number and kind of shares into which the holder of the Series A Convertible Preferred Shares is then entitled to convert such Series A Convertible Preferred Shares. The Series A Convertible Preferred Shares have attached certain anti-dilution provisions which provide for an adjustment, upon the occurrence of certain events, of the number or kind of shares, or both, into which the Series A Convertible Preferred Shares may be converted.

Dividend Rights:

The holders of the then outstanding Series A Convertible Preferred Shares shall be entitled to receive, out of any assets of the Company legally available therefor, such dividends as may be declared on Series A Convertible Preferred Shares from time to time by the Company’s board of directors. No dividend shall be paid with respect to any common shares or any shares in the capital of the Company ranking junior to the Series A Convertible Preferred Shares with respect to the payment of dividends unless the holders of the Series A Convertible Preferred Shares are first paid (A) all declared and unpaid dividends; and (B) a dividend per Series A Convertible Preferred Share equal to the dividend that would be payable on the number of common shares of the Company into which each Series A Convertible Preferred Share is then convertible. The right to such dividends on the Series A Convertible Preferred Shares shall not be cumulative, and no rights shall accrue to the holders of the Series A Convertible Preferred shares by reason of the fact that dividends on such shares are not declared or paid in any prior year.

Liquidation:

Subject to the rights of holders, if any, of shares of the Company then outstanding having a right upon liquidation, dissolution or winding up of the Company ranking equal or superior to the rights of holders of Series A Convertible Preferred Shares, in the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Series A Convertible Preferred Shares are entitled to receive on a pro-rata basis for each Series A Convertible Preferred Share held by them, before payment out to the holders of the common shares and over any other shares ranking junior to the Series A Convertible Preferred Shares, if any, the original issue price per Series A Convertible Preferred Share, together with any unpaid but declared dividends.  After holders of the Series A Convertible Preferred Shares have been paid this amount, the holders of the Series A Convertible Preferred Shares are not entitled to any further distribution.

SERIES B CONVERTIBLE PREFERRED SHARES

6,000 of our preferred shares have been designated the Series B Convertible Preferred Shares.  In October and November, 2005, we completed separate private placement transactions pursuant to separate agreements for an aggregate of US$6 million, resulting in the issuance of all 6,000 Series B Convertible Preferred Shares (“B Pref Shares”) at a price of U.S. $1,000 per B Pref Share (the “Stated Value”) with an aggregate of 1,818,182 warrants attached.

No Voting Rights or Dividends

Holders of B Pref Shares shall have no voting rights, except as required by law, and as expressly provided in the Company’s Articles of Continuance.  The B Pref Shares shall not be entitled to receive any dividends.

Maturity

The B Pref Shares mature on October 27, 2008, at which time the Company has the option to redeem the shares at the Stated Value or convert the B Pref Shares to common shares at 90% of the volume-weighted average price of the common shares on Nasdaq for the 30 business days immediately preceding the maturity date.

Holder’s Conversion Right

Each B Pref Share is convertible into common shares, at the option of the holder and without further consideration, at a rate of US$1.65 per common share, subject to adjustment (the “Conversion Price”).

Company’s Conversion Right

Once the registration statement of which this prospectus forms a part has become effective, the Company will have the right to require that all of the outstanding B Pref Shares be converted, without further consideration from the holders, into fully paid and non-assessable common shares of the Company at the then applicable Conversion Price, provided that, among other things, the volume-weighted average price of the common shares on Nasdaq for the 20 trading days prior to the Company’s election to convert is at or above 200% of such Conversion Price and the average daily value (on a trading day basis) of all trades of the common shares on the Nasdaq and the Toronto Stock Exchange made during such twenty trading days is at least US$300,000.

Holder’s Redemption Rights

Under certain circumstances, including a Change of Control of the Company (as defined in the Company’s Articles of Continuance) or an Organic Change, holders of B Pref Shares will have a right to have their shares redeemed by the Company.  The redemption price in the case of a Change of Control is equal to the Stated Value of the B Pref Shares and in the case of an Organic Change, to 125% of the Stated Value.   Pursuant to the separate Purchase Agreements, in the case of a redemption for a Change of Control, the Company will be required to pay the holders of B Pref Shares, an additional 25% of the Stated Value of such shares.  Holders of B Pref Shares will also be entitled to have the Company redeem their shares for the Stated Value in certain other circumstances, including certain defaults, and, pursuant to the separate Purchase Agreements, may be entitled to receive additional payments by the Company in connection with such redemption.  See the Articles of Continuance of the Company, as amended, and the separate Purchase Agreements of the Company as filed on SEDAR and EDGAR for a complete description of such other circumstances and redemption payments.

Adjustment of Conversion Price

The Conversion Price will be adjusted in certain circumstances, to provide anti-dilution protection to the B Pref Share holders and in addition, to reduce the Conversion Price in the event that the Company issues any common shares, or securities convertible into common shares, at a price per common share less than the Conversion Price then in effect (with certain limited exceptions).

Exchange Cap

Notwithstanding any Conversion Price adjustments or the conversion rate at Maturity of the B Pref Shares, not more than 6,824,518 common shares (the “Exchange Cap”) may be issued upon conversion of all B Pref Shares.  The Exchange Cap will be appropriately adjusted if the Company subdivides its common shares into a greater number of shares, or combines its common shares into a smaller number of shares.

Holder’s Cap

We may not effect any conversion of any B Pref Shares, and no holder of B Pref Shares shall have the right to convert any  B Pref Shares, to the extent (but only to the extent) that, if converted by such holder, such holder, any of such holder’s affiliates or any other party which may be deemed to be acting as a group in concert with such holder or any of such holder’s affiliates for the purposes of Section 13(d) of the Exchange Act would beneficially own in excess of 4.99% of the outstanding common shares, after giving effect to such conversion.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the B Pref Shares shall be entitled to receive in cash out of the assets of the Company, before any amount shall be paid to the holders of any of the capital shares of the Company of any class junior in rank to the B Pref Shares in respect of the preferences as to distributions and payments on the liquidation, dissolution and winding up of the Company, an amount per B Pref Share equal to the Stated Value.

ACTION NECESSARY TO CHANGE RIGHTS OF SHAREHOLDERS

In order to change the rights of our shareholders, the Company would need to amend its Articles of Continuance to effect the change. Such an amendment would require the approval of holders of two-thirds of the Common Shares, and any other shares carrying the right to vote at any general meeting of the shareholders of the Company, cast at a duly called special meeting. For certain amendments such as those creating a class of preferred shares, a shareholder is entitled under the Canada Business Corporations Act to dissent in respect of such a resolution amending the Articles of Continuance and, if the resolution is adopted and the Company implements such changes, demand payment of the fair value of its common shares.  In addition, for certain amendments, the separate approval of holders of two-thirds of one or more classes of shares, or in some cases, of one or more series of shares, is required.

MEETINGS OF SHAREHOLDERS

An annual meeting of shareholders is held each year for the purpose of considering the financial statements and reports, electing directors, appointing auditors and for the transaction of other business as may be brought before the meeting. The Board has the power to call a special meeting of shareholders at any time.

Notice of the time and place of each meeting of shareholders must be given not less than 21 days, nor more than 60 days, before the date of each meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any other purpose other than consideration of the minutes of an earlier meeting, financial statements and auditor’s report, the election of directors and reappointment of the incumbent auditor, must state the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgment on and must state the text of any special resolution or bylaw to be submitted to the meeting.

The only persons entitled to be present at a meeting of shareholders are those entitled to vote, the directors of the Company and the auditor of the Company. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting. In circumstances where a court orders a meeting of shareholders, the court may direct how the meeting may be held, including who may attend the meeting.

LIMITATIONS ON RIGHT TO OWN SECURITIES

Neither Canadian law nor the Company’s Articles of Continuance or bylaws limit the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act. The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares of the Company by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of the assets of the Company were CDN$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in common shares of the Company by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company equaled or exceeded an amount determined by the Minister on an annual basis (currently $250 million). A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the common shares of the Company. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company is not controlled in fact by the acquirer through the ownership of the shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO Investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member. Certain transactions involving the Company’s common shares would be exempt from the Investment Act, including:

o

an acquisition of the shares if the acquisition were made in the ordinary course of that person’s business as a trader or dealer in securities;

o

an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

o

an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

CHANGE OF CONTROL

Except as set forth above under the heading “Articles and By-Laws – Share Capitalization – Series B Convertible Preferred Shares – Holder’s Redemption Rights”,  there are no provisions of our Articles of Continuance or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company. The Company’s bylaws do not contain a provision governing the ownership threshold above which shareholder ownership must be disclosed.

SHAREHOLDER RIGHTS PLAN

On February 10, 1998, the Board of Directors adopted a Shareholders Rights Plan, which was confirmed by the shareholders at the annual meeting of the Company held on January 11, 1999.  Effective April 28, 2003, the Board of Directors amended and restated the Shareholder Rights Plan, which was confirmed by the shareholders at the annual general meeting of the Company held on May 29, 2003 (the Shareholder Rights Plan, as so amended and restated, is hereinafter referred to as the “Rights Plan”).  The Rights Plan was amended and restated in order to take into account many of the terms of similar plans approved at the time by shareholders of other Canadian companies and the current expectations of major investors.

BACKGROUND TO THE RIGHTS PLAN

The Rights Plan was adopted to provide the Board of Directors of the Company with sufficient time, in the event of a public take-over bid or tender offer for the securities of the Company, to pursue alternatives which could enhance shareholder value.  These alternatives could involve the review of other take-over bids or offers from other interested parties with a view towards providing shareholders desiring to sell their securities with the best opportunity to realize the maximum sale price for their securities.  In addition, with sufficient time, the Board of Directors would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganizations or restructuring.  The need for time is paramount if there is to be any real ability on the part of the directors to consider these alternatives.

The Rights Plan has been designed to protect shareholders of the Company from unfair, abusive or coercive take-over strategies, including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders equally or fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control.  The Rights Plan is not intended to prevent a take-over or deter fair offers for securities of the Company but rather to facilitate the maximization of shareholder values should anyone seek to acquire control.  Furthermore, it is designed to encourage anyone seeking to acquire control of the Company to make an offer that represents fair value to all holders of all securities and to provide a framework within which shareholders can make a fully informed decision regarding any such offer, within a reasonable time frame, having regard for the possibility that alternatives could be forthcoming which may enhance shareholder value.

The following description of the Rights Plan generally is qualified in its entirety by reference to the full text of the Rights Plan.  All capitalized terms used but not defined in these summaries are defined in the Rights Plan.

Summary Of The Rights Plan Characteristics

Upon a person or related group making a Takeover Bid, or acquiring Beneficial Ownership of 20% or more of the outstanding Voting Shares, other than through certain “Permitted Acquisitions” (as discussed below) including a Permitted Bid or Competing Permitted Bid, or on terms otherwise approved by the Board of Directors, the Rights entitle their holders (other than the acquiror) to acquire Common Shares at a 50% discount from the then prevailing market price, with the result that the acquiror may suffer substantial dilution of its interest in the Company.

The dilutive effects of the Rights are not triggered by a Permitted Bid or Competing Permitted Bid, which are each a Takeover Bid made to all Independent Shareholders by take-over bid circular prepared in compliance with applicable laws and certain additional conditions (as set forth below).  The “permitted bid” concept, which is found in most of the shareholder rights plans adopted in Canada, is intended to permit shareholders to review and decide upon a take-over bid for themselves, while establishing a minimum standard of fairness and giving shareholders and the Board of Directors sufficient time to evaluate the Permitted Bid or Competing Permitting Bid.

The Rights Plan does not require that a special meeting of shareholders be called to approve a Permitted Bid or Competing Permitted Bid.  Instead, shareholders who favour the bid indicate their approval simply by tendering their Voting Shares to it.  If shareholders independent of the bidder tender Voting Shares representing more than 50% of the Voting Shares then outstanding by the end of the minimum initial tender period (i.e. 60 days), the bid must be extended for a further period of 10 days to allow initially non-tendering shareholders to tender their securities to the bid if they so choose.  Securities deposited pursuant to a bid for less than all of the securities held by Independent Shareholders must be taken up and paid for on a pro rata basis.  The initial tender acts as a surrogate for the costly and rather cumbersome process of requiring a shareholder vote at a special shareholders’ meeting.  As with a shareholder vote, there is no coercion to tender during the initial 60-day period as the bid, by definition, must be open for acceptance for at least 10 days after expiry of the initial tender period.  Of course, the Board of Directors may call a shareholders’ meeting at any time should it believe that a meeting would be beneficial to the shareholders.

Pursuant to the role of the Board of Directors to negotiate in the best interests of the Company and to ensure the opportunity for any prospective acquiror to negotiate in good faith with the Board of Directors, the Rights may be redeemed by the Board of Directors within 10 Business Days following the announcement of a Takeover Bid that is not a Permitted Bid or Competing Permitted Bid or the occurrence of any transaction in which 20% or more of the outstanding Voting Shares have been accumulated by an acquiror or group other than through Permitted Acquisitions (i.e. “Flip-in Event”).  In addition, until the occurrence of a Flip-in Event, the Board of Directors may determine to waive the application of the provisions of the Rights Plan to any transaction that would otherwise be subject to those provisions but in that event must waive the application of the Rights Plan to any other Takeover Bid occurring within 60 days of such waiver.

If a bidder does not wish to make a Permitted Bid or Competing Permitted Bid, he can negotiate with and seek prior approval of the Board of Directors to make an offer on terms which the Board of Directors considers fair to all shareholders.  In such circumstances, the Board of Directors may redeem the Rights or waive the application of the Rights Plan, as the case may be, thereby allowing the offer to proceed without dilution to the bidder.

Summary of the Rights Plan Terms

Distribution of Rights

In order to implement the Rights Plan, the Board of Directors authorized the Company to issue one Right in respect of each outstanding Voting Share and each Voting Share issuable upon the exercise or conversion of Convertible Securities to holders of record as at the Record Time and authorized the Company to issue one Right for each such security issued after the Record Time and prior to the “Separation Time” (as defined below).  The initial exercise price of a Right is $40 (the “Exercise Price”).  The Exercise Price is subject to certain adjustments as described below.  The Rights will expire 10 years after the Effective Date (the “Expiration Date”), unless exchanged or redeemed earlier by the Company as described below.

Dilution

In the event a person announces the acquisition of 20% or more of the Voting Shares of the Company, as an example, assuming the Common Shares of the Company were trading at $1, for each share held at the time of the Flip-in Event, a shareholder would have the right to purchase a further 80 common shares of the Company (calculated by dividing twice the Exercise Price of $40 [i.e. $80] by the fair market value of the common shares [i.e. $1]) at an Exercise Price of $0.50 per share (one-half the fair market value of the common shares), for an aggregate of $40.  This effectively results in each shareholder of the Company, other than the potential bidder, being able to purchase a large block of common shares of the Company at one-half the fair market value of the common shares at the time of the Flip-in Event.  The threat of massive dilution posed by the Rights Plan is intended to force a potential bidder to negotiate with the Board of Directors to allow the offer to proceed.

Separation Time

The “Separation Time” is the Close of Business on the tenth Business Day following the earlier of:

(a)

the first date of public announcement (which for the purposes of this definition includes, without limitation, a report filed pursuant to Section 111 of the Securities Act (British Columbia)) of facts indicating that a Person has become an Acquiring Person;

(b)

the date of the commencement of, or first public announcement of the intent of any Person (other than the Company or any Subsidiary of the Company) to commence a Takeover Bid (other than a Permitted Bid or a Competing Permitted Bid, so long as such Takeover Bid continues to satisfy the requirements of a Permitted Bid).

Trading and Exercise of Rights

The Rights will separate and trade apart from the securities and become exercisable after the Separation Time upon the issuance of “Rights Certificates” (as defined below).  Until the Separation Time, the Rights may be transferred only with the associated securities and will be represented by the outstanding certificates; new certificates issued on the transfer of existing securities or on the issuance of additional securities will contain a notation incorporating the Rights Agreement by reference.  Promptly following the Separation Time, separate certificates evidencing the Rights (the “Rights Certificates”) will be mailed to holders of record of securities as of the Separation Time; thereafter, the Rights Certificates will evidence the Rights.

Acquiring Person

Subject to certain exceptions set forth in the Rights Agreement, the dilutive effects of the Rights are triggered by a person becoming an Acquiring Person upon the acquisition of Beneficial Ownership of 20% or more of the outstanding Voting Shares.  A person will not trigger the separation and exercisability of the Rights if he becomes the Beneficial Owner of 20% or more of the Voting Shares as a result of Permitted Bid Acquisitions, Voting Share Reductions, Pro Rata Acquisitions, Convertible Securities Acquisitions or otherwise on terms approved by the Board of Directors (collectively the “Permitted Acquisitions”), provided that if he/she becomes the Beneficial Owner of 20% or more of the Voting Shares by such means and he is or subsequently becomes the Beneficial Owner of additional Voting Shares constituting more than 1% of the Voting Shares outstanding, other than by a Permitted Acquisition, then, as of the date of such additional acquisition, he shall become an Acquiring Person.

Beneficial Ownership

Beneficial Ownership is broadly defined in the Rights Plan, but certain exceptions from its scope are provided, among them an exception designed to avoid inadvertent triggering of the dilutive effects of the Rights by portfolio managers acting for pension funds and others who do not intend to make a Takeover Bid for the Company’s Voting Shares and to Persons who enter into Permitted Lock-up Agreements in connection with a Takeover Bid.

Permitted Bid

As discussed above, a Permitted Bid or Competing Permitted Bid will not trigger the dilutive effects of the Rights.  A Permitted Bid or Competing Permitted Bid is a Takeover Bid made in compliance with, and not on a basis which is exempt from or otherwise not subject to, the take-over bid provisions of applicable corporate and securities laws and in compliance with all other applicable laws, and which also complies with the following conditions:

(a)

the bid must be made to all holders of record of Voting Shares, other than the Offeror, on identical terms;

(b)

the bid contains irrevocable and unqualified provisions that:

(i)

none of the bidder and its affiliates and associates will acquire any Voting Shares while the bid is outstanding;

(ii)

all Voting Shares may be deposited pursuant to the bid at any time prior to the close of business on the date referred to in (iii) below and that all Voting Shares deposited pursuant to the bid may be withdrawn at any time prior to the close of business on such date;

(iii)

no Voting Shares will be taken up or paid for pursuant to the bid prior to the close of business on a date which is not less than 60 days following the date of the bid and unless Independent Shareholders have deposited or tendered shares representing more than 50% of the Voting Shares then outstanding pursuant to the bid and have not withdrawn such shares; and

(iv)

should the condition referred to in (iii) above be met, the bid will be extended on the same terms for a period of not less than 10 days from the date referred to in (iii) above provided that where a greater number of Voting Shares are deposited than the bidder is bound or willing to acquire pursuant to a bid for less than all of the Voting Shares held by Independent Shareholders, the Voting Shares must be taken up and paid for on a pro rata basis.

A Competing Permitted Bid may proceed contemporaneously with a Permitted Bid provided it expires on the later of 35 days after the date of the Competing Permitted Bid and 60 days following the date of the earliest Permitted Bid.

Exchange Option

If at any time the Board of Directors, acting in good faith, determines that conditions exist which would eliminate or materially diminish in any respect the benefits intended to be afforded to the holders of Rights under the Rights Plan, it may at its option, at any time after a person has become an Acquiring Person, authorize the Company to issue or deliver, in exchange for each Right (excluding Rights held by an Acquiring Person), debt or equity securities or assets (or a combination thereof) of the Company and, in that event, the rights of holders of Rights to exercise the Rights will terminate.

Redemption and Waiver

The Board of Directors may, at its option, at any time prior to the Separation Time, elect to redeem all but not less than all of the Rights at a redemption price of $0.001 per Right and, in that event, the right of holders of Rights to exercise the Rights will terminate.  The Rights Plan also gives the Board of Directors the right, at its option, to waive the application of the Rights Plan to any particular Flip-in Event that would otherwise be subject to those provisions.

Existing Charter Provisions

The articles and bylaws of the Company do not contain any provisions intended by the Company to have, or, to the knowledge of the Board of Directors having, an anti-take-over effect.  However, the power of the Board of Directors to issue additional Common Shares or preference shares (although subject to restrictions imposed by applicable law and regulatory requirements) could be used to dilute the share ownership of persons seeking to obtain control of the Company.

Supplements and Amendments

The Board of Directors may supplement, amend, vary or delete any of the provisions of the Rights Plan:  (i) to correct clerical or typographical errors, (ii) to revise the Exercise Price of the Rights, and (iii) as otherwise may be determined by the Board of Directors, acting in good faith, to be necessary or desirable.  Any amendment referred to in (iii) must, if made before the Separation Time, be submitted to the holders of Common Shares for ratification at the next general meeting of shareholders and, if made after the Separation Time, must be submitted to the holders of Rights for approval.

MATERIAL CONTRACTS

The following is a summary of the material contracts, other than contracts entered into in the ordinary course of business, to which the Company or its subsidiaries is a party for the two years immediately preceding the date of this Registration Statement:

By an agreement dated July 4, 1995 with UBC, the Company obtained the exclusive worldwide rights to manufacture, distribute, market, sell, license or sublicense any products derived from or developed from the preparation and purification of phytosterols from tall oil soap.

In January 2001 the Company entered into a Formation and Contribution Agreement and in July 2001, formally entered into a 50-50 joint venture with Chusei (U.S.A.) Inc. (“Chusei”) to form Phyto-Source LP, to construct and operate a dedicated phytosterol manufacturing facility near Houston, Texas.  The primary agreement governing these joint venture activities is as follows:

Amended and Restated Formation and Contribution Agreement between Forbes Medi-Tech Inc., Forbes Medi-Tech (USA) Inc. ("Forbes USA"), Chusei (USA) Inc., and Phyto-Source LP made as of January 19, 2001 and dated July 17, 2001. By agreements dated October 31, 2001 and December 18, 2002, the Formation Agreement was amended.

On February 9, 1998 the Company instituted a Shareholder Rights Plan (the “Rights Plan”) to protect its shareholders from unfair, abusive or coercive take-over strategies.  Under the Rights Plan, holders of Common Shares are entitled to one share purchase right for each Common Share held.  If any person or group makes a take-over bid, other than a bid permitted under the Rights Plan, or acquires 20% or more of the Company’s outstanding Common Shares without complying with the Rights Plan, each share purchase right entitles the registered holder thereof to purchase, in effect, $40 equivalent of Common Shares at 50% of the prevailing market price.  See “Additional Information” – “Shareholder Rights Plan”.  Effective April 28, 2003, the Board of Directors amended and restated the Rights Plan, which was confirmed by the shareholders at the annual general meeting of the Company held on May 29, 2003.

In August 2003, Phyto-Source LP, our manufacturing joint venture with Chusei, borrowed US$3.0 million from the Amegy Bank (formerly the Southwest Bank of Texas) under a three-year term loan at a fixed interest rate of 6%. The proceeds of the loan were used to repay US $3 million of the original US $4.0 million loan we made to the joint venture in 2001.  The Amegy Bank also established a US$1.5 million revolving line of credit for Phyto-Source.  Re-payment of the term loan and any funds drawn on the line of credit are the responsibility of Phyto-Source, secured against its assets and guaranteed by Phyto-Source's joint venture partners, Forbes USA and Chusei.   Phyto-Source continues to owe Forbes USA US $1.0 million of the original US $4.0 million loan, which debt Forbes USA has agreed with the Amegy Bank to defer until all indebtedness of Phyto-Source to the Amegy Bank has been paid.  In addition, Forbes USA has subordinated its security for such remaining US $1 million owed to it by Phyto-Source in favour of amounts owed by Phyto-Source to the Amegy Bank.  The main agreement governing these credit arrangements is a Credit Agreement dated August 1, 2003 between Phyto-Source LP and Southwest Bank of Texas, N.A., as amended.

On December 9, 2003, we announced that we had initiated the expansion of our joint venture's manufacturing facility near Houston, Texas. The Phyto-Source LP plant's capacity was increased by 50% to 1,500 metric tonnes per annum.  A portion of new equipment cost was financed by SWBT Capital, LLC by way of a capital equipment lease, which is guaranteed by the joint venture partners, Forbes USA and Chusei.   The 60-month lease term began in August 2004 at a fixed interest rate of 7.96%.   The main agreements governing the capital lease are:

o

Master Lease Agreement dated October 22, 2003 between Phyto-Source LP and SWBT Capital, LLC, as amended by Amendment No.1 to Master Lease Agreement No. 300008 dated October 22, 2003 between SWBT Capital, LLC and Phyto-Source LP

o

Subordination Agreement dated as of March 17, 2004 among Forbes Medi-Tech (USA) Inc., SWBT Capital, LLC and Phyto-Source LP.

o

Unconditional Guaranty dated December 18, 2003 between Forbes Medi-Tech (USA) Inc. and SWBT Capital, LLC

In connection with our separate 2005 private placement transactions, we entered into separate Securities Purchase Agreements and separate Registration Rights Agreements with, and issued Warrant Certificates to, the various placees.

In May, 2004, we entered into a Settlement Agreement with Tazdin Esmail, then a director of the Company, and Vestco Enterprises Inc., a company controlled by him, pursuant to which we paid approximately $630,000 resulting from the termination of our consulting agreement with them.

EXCHANGE CONTROLS

Canada has no system of exchange controls. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Company, other than withholding tax requirements (see “Taxation” below).  There are no limits on the rights of non-Canadians to exercise voting rights on their common shares of the Company.

TAXATION

CANADIAN FEDERAL INCOME TAXATION CONSEQUENCES

The following summary describes the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) (the “ITA”) to a holder of the Company’s common shares who has never been resident or deemed to have been resident in Canada for the purposes of the ITA and who holds common shares as capital property and does not hold or use and is not deemed to hold or use such common shares in or in the course of carrying on a business in Canada. The summary is based on the current provisions of the ITA, the regulations thereunder in force on the date hereof, all proposed amendments to the ITA and regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Amendments”), and on the understanding of counsel of the current published administrative and assessing practices of the Canada Revenue Agency. This summary is not exhaustive of all possible Canadian federal income tax considerations, and except as mentioned above, does not take into account any prospective changes to the tax law of Canada, whether occasioned by legislative, governmental, or judicial action. Further, the summary does not take account of foreign or provincial tax legislation or considerations that may vary from the Canadian federal income tax implications described herein. This summary does not purport to be, nor should it be construed as, legal or tax-related advice to any holder of common shares. Each holder of common shares should consult his or her own tax advisor.

Dividends on shares by shareholders who are not residents of Canada

Dividends, including stock and cash dividends and certain distributions and redemptions deemed to be dividends under the ITA, on the common shares paid to non-residents of Canada will be subject to Canadian withholding tax at a rate of twenty-five percent (25%). The applicable rate of withholding may, however, be reduced by virtue of the terms of any applicable tax treaty. Under the terms of the Canada-U.S. Income Tax Convention, 1980 (the “Treaty”), the rate which is generally applicable to United States resident individuals who are beneficial owners of common shares in respect of which there is paid or credited or deemed by the ITA to be paid or credited Canadian-source dividends is fifteen percent (15%); in certain cases where the holder is a company owning more than ten percent (10%) of the common shares, five percent (5%) for dividends paid. Under the Treaty, certain tax-exempt entities that are resident in the United States may be exempt from Canadian withholding taxes, including any withholding tax levied in respect of dividends received on the common shares.

Dispositions by shareholders who are not residents of Canada

Capital gains arising as a consequence of the disposition of common shares (other than to the Company) by a resident of the United States will normally be exempt from taxation under the ITA except to the extent that such shares constitute or are deemed to constitute taxable Canadian property (“TCP”) (as defined in the ITA), the gain on which would not otherwise be exempt under the terms of the Treaty. In general, the common shares will not constitute TCP of a non-resident holder unless (i) such holder holds the common shares as capital property and uses them in carrying on a business in Canada, (ii) the holder is a non-resident insurer who holds the common shares as capital property and holds or uses such shares in the course of carrying on an insurance business in Canada in a particular taxation year, or (iii) at any time in the five year period immediately preceding the disposition, not less than twenty-five percent (25%) of the issued shares of any class of the capital stock of the Company belonged to such holder, to persons not dealing at arm’s length with him or to such holder and persons not dealing at arm’s length with him. For the purposes of the twenty-five percent (25%) test, a person holding an option to acquire common shares or other securities convertible into or exchangeable for common shares, or otherwise having an interest in common shares, will be considered to own such shares.

To the extent that the common shares do constitute TCP of the non-resident holder and the disposition thereof results in a capital gain, such holder will normally be obliged to recognize that gain and pay tax thereon pursuant to the provisions of the ITA. However, the Treaty will normally apply to exempt the United States resident holder of common shares from such tax, provided that the value of such shares is not derived principally from real property and/or interests therein situate in Canada at the time the common shares are disposed of and provided such holder does not have and has not had within the 12-month period preceding the disposition a permanent establishment or fixed base available to such holder in Canada.

U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares acquired pursuant to the resale by the selling shareholders under this Registration Statement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of common shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of common shares.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (the “IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Registration Statement.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of common shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares to non-U.S. Holders.  Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of the outstanding shares of the Company.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of common shares.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners).  Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of common shares.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and, (b) thereafter, as gain from the sale or exchange of such common shares.  (See more detailed discussion at “Disposition of common shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on common shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the common shares are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.  In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC.  Although these Treasury Regulations were not issued in 2004, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations.  It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a “passive foreign investment company” for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, the Company does not believe that it will be a “passive foreign investment company” for the taxable year ending December 31, 2005.  (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below).  However, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its “passive foreign investment company” status or that the Company will not be a “passive foreign investment company” for the current or any future taxable year.  Accordingly, although the Company expects that it may be a QFC for the taxable year ending December 31, 2005, there can be no assurances that the IRS will not challenge the determination made by the Company concerning its QFC status, that the Company will be a QFC for the current or any future taxable year, or that the Company will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt.  A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt.  Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction

Dividends paid on the common shares generally will not be eligible for the “dividends received deduction.”  The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the common shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the common shares are held for more than one year.  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of common shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules.   (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income).  Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “financial services income.”  However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to “passive income” and “general income” (and the other categories of income, including “financial services income,” are eliminated).  The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, common shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

ADDITIONAL RULES THAT MAY APPLY TO U.S. HOLDERS

If the Company is a “controlled foreign corporation” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares.

Controlled Foreign Corporation

The Company generally will be a “controlled foreign corporation” under Section 957 of the Code (a “CFC”) if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a “10% Shareholder”).

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder’s pro rata share of the earnings of the Company invested in “United States property” (as defined in Section 956 of the Code).  In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of common shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the Company that are attributable to such common shares.  If the Company is both a CFC and a “passive foreign investment company” (as defined below), the Company generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC.  However, there can be no assurance that the Company will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Company

The Company generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election).  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares, and any “excess distribution” (as defined in Section 1291(b) of the Code) paid on the common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the common shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the common shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the “net capital gain” of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the “ordinary earnings” of the Company, which will be taxed as ordinary income to such U.S. Holder.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  A U.S. Holder may make a Mark-to-Market Election only if the common shares are “marketable stock” (as defined in Section 1296(e) of the Code).  A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such common shares.  A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the common shares over (b) the fair market value of such common shares as of the close of such taxable year.

The Company does not believe that it will be a PFIC for the taxable year ending December 31, 2005.  Whether the Company will, in fact, be a PFIC for the taxable year ending December 31, 2005 depends on the assets and income of the Company over the course of the taxable year ending December 31, 2005 and, as a result, cannot be predicted with certainty as of the date of this Registration Statement.  In addition, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current or any future taxable year.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

DOCUMENTS ON DISPLAY

The Company is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended. In accordance with these requirements, the Company files reports and other information with the United States Securities and Exchange Commission. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied (at prescribed rates) at the Commission’s Public Reference Room at One Station Place, 100 F Street NE, Washington, D.C., 20549. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. In addition, material filed by the Company can be inspected at the offices of the NASDAQ at 9801 Washingtonian Blvd., Gaithersburg, MD 20878, and on the Canadian Securities Administrators’ electronic filing system, SEDAR®, accessible at the web site http://www.sedar.com

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act, and file reports and other information with the SEC. We have filed with the SEC a registration statement on Form F-3 to register the securities offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and its exhibits and schedules. References in this prospectus to any contract or other document are not necessarily complete and, if we filed the contract or document as an exhibit to the registration statement, you should refer to the exhibit for more information.

You may inspect a copy of the registration statement without charge at the public reference facilities maintained by the SEC at One Station Place, 100 F Street NE, Washington, D.C., 20549, and you may obtain copies of all or any part thereof from the SEC upon payment of certain fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information filed electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

We are currently exempt from the rules under the Exchange Act that prescribe the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We are not required under the Exchange Act to publish financial statements as frequently or as promptly as are United States companies subject to the Exchange Act. We will, however, continue to furnish our shareholders with annual reports containing audited financial statements and will issue quarterly press releases containing unaudited results of operations as well as such other reports as may from time to time be authorized by our board of directors or as may be otherwise required.

LEGAL MATTERS

Cawkell Brodie Glaister, LLP will pass upon the legality of the common shares offered by this prospectus.

EXPERTS

The consolidated financial statements of Forbes Medi-Tech Inc. as at December 31, 2004, 2003 and in each of the years in the three year period ended December 31, 2004, incorporated by reference or included in this prospectus, have been audited by KPMG LLP, independent registered public accounting firm, as stated in their reports also incorporated by reference or included herein, and have been so incorporated by reference or included in reliance upon the report of KPMG LLP, and upon the authority of said firm as experts in accounting and auditing.

IMPORTANT INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will automatically update and supersede this information.  We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

o

our Annual Report on Form 40-F for the year ended December 31, 2004 filed on March 31, 2005; and

o

our current reports on Form 6-K filed on the following dates: May 16, 2005, August 12, 2005, August 24, 2005, November 2, 2005, November 14, 2005, November 15, 2005, December 21, 2005 and December 23, 2005.

In addition, all subsequent annual reports on Form 20-F, Form 40-F, and any subsequent filings filed by us pursuant to the Exchange Act and, to the extent, if at all, designated therein, certain reports on Form 6-K furnished by us, after the date of this prospectus and before the termination of the offering shall be deemed to be incorporated by reference in this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing), at no cost, by writing or telephoning us at the following address:

Attn:

Corporate Communications

Forbes Medi-Tech Inc.

200 – 750 West Pender Street

Vancouver, British Columbia

Canada V6C 2T8

You should rely on the information incorporated by reference or provided in this prospectus.  We have authorized no one to provide you with different information.  We are not making an offer of these securities in any state where the offer is not permitted.  You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

SEC’S POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our by-laws provide that we will indemnify any of our directors, former directors, officers and former officers and other parties specified by the by-laws, against all costs reasonably incurred by them for any civil, criminal or administrative action or proceeding to which they are or may be made a party by reason of having been a director or officer. The indemnity covers amounts paid to settle actions or to satisfy judgments. However, we may only indemnify these persons if such person acted honestly and in good faith with a view to our best interests and, in the case of a criminal or administrative action or proceeding, if such person has reasonable grounds for believing that his or her conduct was lawful. The Canada Business Corporations Act provides that court approval is required for the payment of any indemnity in connection with an action brought by or on our behalf.  We maintain a policy of directors' and officers' liability insurance which insures our directors and officers against liability incurred by, arising from or against them for certain of their acts, errors or omissions.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SUPPLEMENTAL INFORMATION – ITEM 18 RECONCILIATION

Supplemental Information

(Expressed in thousands of Canadian dollars)

FORBES MEDI-TECH INC.

Years ended December 31, 2004 and 2003
Nine months ended September 30, 2005 and 2004 (unaudited)

KPMG
	KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver, BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Forbes Medi-Tech Inc.

Under date of March 8, 2005, we reported on the consolidated balance sheets of Forbes Medi-Tech Inc. as at December 31, 2004 and 2003, and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2004, which are included in the annual report on Form 40-F. In connection with our audits conducted in accordance with Canadian generally accepted auditing standards of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled “Item 18 - Reconciliation with United States Generally Accepted Accounting Principles”. This supplemental note is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

March 8, 2005

KPMG LLP, a Canadian limited liability partnership is the Canadian

Member firm of KPMG International, a Swiss cooperative.

FORBES MEDI-TECH INC.

Item 18 Reconciliation with United States Generally Accepted Accounting Principles

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2004 and 2003

Nine months ended September 30, 2005 and 2004 (unaudited)

Forbes Medi-Tech Inc. (the “Company”) prepares its consolidated financial statements in accordance with generally accepted accounting principles in Canada (“Canadian GAAP") which differ in certain respects from accounting principles generally accepted in the United States and pursuant to the rules and regulations of the Securities and Exchange Commission.  Material issues that could give rise to differences to these consolidated financial statements are as follows:

(a)

Stock-based compensation:

Under United States GAAP, the Company accounts for its employee stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations.  As such, compensation expense under the Company’s stock option plan is recorded on the date of grant only if the market value of the underlying stock at the date of grant exceeds the exercise price. No compensation expense was required to be recognized under United States GAAP.

(b)

Joint ventures:

Under United States GAAP, the Company's interest in joint ventures would be accounted for using the equity method of accounting as opposed to the proportionate consolidation method.  However, reconciliation of this difference may and has been omitted in accordance with SEC rules and regulations.

The equity method of accounting requires the investment in the joint venture to be recorded at cost and adjusted to recognize the investor's share of the earnings or losses of the investee after the date of acquisition.

FORBES MEDI-TECH INC.

Item 18 Reconciliation with United States Generally Accepted Accounting Principles

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2004 and 2003

Nine months ended September 30, 2005 and 2004 (unaudited)

(b)  Joint ventures (continued):

Condensed balance sheets and statements of operations reflecting the Company’s proportionate interests in joint venture operations are as follows:

	September 30,	December 31,	December 31,
	2005	2004	2003
	PhytoSource	PhytoSource	PhytoSource
	(Unaudited)

Current assets	$ 3,920	$ 4,438	$ 2,334
Property, plant and equipment, net	11,989	12,452	11,500
Intangible and other assets	3,887	4,405	5,062

	$ 19,796	$ 21,295	$ 18,896

	September 30,	December 31,	December 31,
	2005	2004	2003
	PhytoSource	PhytoSource	PhytoSource
	(Unaudited)

Current liabilities	$ 626	$ 1,148	$ 1,319
Term loan and line of credit	443	1,522	1,618
Capital lease obligations	472	579	37

	$ 1,541	$ 3,249	$ 2,974

	January 1,	January 1,	January 1,	January 1,
	2005 to	2004 to	2004 to	2003 to
	September 30,	September 30,	September 30,	September 30,
	2005	2004	2004	2003
	PhytoSource	PhytoSource	PhytoSource	PhytoSource
	(Unaudited)	(Unaudited)

Revenue	$ 13,784	$ 9,315	$ 14,577	$ 10,523
Expenses	9,125	6,491	10,228	9,011

Net earnings	$ 4,659	$ 2,824	$ 4,349	$ 1,512

FORBES MEDI-TECH INC.

Item 18 Reconciliation with United States Generally Accepted Accounting Principles

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended July 31, 2004 and 2003

Nine months ended September 30, 2005 and 2004 (unaudited)

(c)

Impact of differences:

(i)

Consolidated statement of operations and deficit:

	Nine months ended		Years ended
	September 30,		December 31,
	2005	2004	2004	2003
	(Unaudited)
Loss in accordance with
Canadian GAAP	$ (8,533)	$ (5,826)	$ (8,014)	$ (2,150)
Difference in employee stock
based compensation (see
(a))	1,441	1,875	1,953	1,090

Loss in accordance with
United States GAAP	(7,092)	(3,951)	(6,061)	(1,060)
Deficit, beginning of period,
United States GAAP	(64,291)	(58,230)	(58,230)	(57,170)

Deficit, end of period, United
States GAAP	$ (71,383)	$ (62,181)	$ (64,291)	$ (58,230)

Weighted average number
of shares outstanding:	34,035,835	31,296,851	31,945,477	24,449,696

Basic and diluted loss of per share	$ (0.21)	$ (0.13)	$ (0.19)	$ (0.04)

FORBES MEDI-TECH INC.

Item 18 Reconciliation with United States Generally Accepted Accounting Principles

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2004 and 2003

Nine months ended September 30, 2005 and 2004 (unaudited)

(c)

Impact of differences (continued):

(ii)

Consolidated balance sheet:

	September 30, 2005		December 31, 2004		December 31, 2003
	Canadian	United States	Canadian	United States	Canadian	United States
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
	(Unaudited)

Shareholders' equity:
Common shares	$ 94,790	$ 93,827	$ 94,223	$ 93,512	$ 79,557	$ 79,251
Contributed surplus	5,349	3,225	4,171	3,236	1,567	2,180
Deficit	(74,470)	(71,383)	(65,937)	(64,291)	(57,923)	(58,230)

 (d)

Pro forma stock compensation disclosures:

For United States GAAP purposes, the Company applies the disclosure provisions of Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation”, for stock options granted to employees.  As allowed by SFAS 123, the Company follows the intrinsic value principles of APB Opinion 25, “Accounting for Stock Issued to Employees” and related interpretations (APB 25), in measuring compensation expense for employee options.  The application of APB 25 results in no compensation expense being recognized for stock-based compensation plans for employees in the years ended December 31, 2004 and 2003, and the nine month periods ended September 30, 2005 and 2004 because none of the options were granted with an exercise price below market price at the date of grant.

The fair value of each option grant to employees is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Nine months ended		Years ended
	September 30,		December 31,
	2005	2004	2004	2003
	(Unaudited)

Expected dividend yield	0%	0%	0%	0%
Expected stock price volatility	104%	162%	112%	146%
Risk-free interest rate	3.0%	3.1%	3.1%	3.0%
Expected life of options	2 years	2 years	2 years	2 - 5 years

The weighted average fair value of the options granted in the year ended December 31, 2004 was $1.72 (year ended December 31, 2003 - $1.52; nine months ended September 30, 2005 - $1.50; 2004 - $2.23).  For purposes of pro forma disclosures, the estimated fair value of

FORBES MEDI-TECH INC.

Item 18 Reconciliation with United States Generally Accepted Accounting Principles

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2004 and 2003

Nine months ended September 30, 2005 and 2004 (unaudited)

(d)   Pro forma stock compensation disclosures (continued):

the options is amortized to expense over the options’ vesting period on a straight-line basis.  Had recognized compensation expense for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the provisions of SFAS 123 and the assumptions set out above, the Company’s net earnings (loss) and earnings (loss) per share under United States GAAP would have been as follows:

	Nine months ended		Year ended
	September 30,		December 31,
	2005	2004	2004	2003
(Unaudited)

Loss in accordance with United
States GAAP, as reported	$ (7,092)	$ (3,951)	$ (6,061)	$ (1,060)
Add: Employee stock-based
compensation expense
(recovery), as reported	-	-	-	-
Deduct: Employee
stock-based compensation
expense determined under
the fair value method	(1,441)	(1,875)	(1,953)	(1,138)

Pro forma
loss for the period	$ (8,533)	$ (5,826)	$ (8,014)	$ (2,198)

Pro forma - basic and diluted
loss per share	$ (0.25)	$ (0.19)	$ (0.25)	$ (0.09)

(e)

Other disclosures:

The following additional information would be presented if these consolidated financial statements were presented in accordance with United States GAAP:

(i)

Unaudited interim financial statements:

In the opinion of the Company's management, the September 30, 2005 and 2004 unaudited interim financial statements include all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation.

(ii)

Advertising expense:

Advertising expenses are recorded as an expense in the period they are incurred.

FORBES MEDI-TECH INC.

Item 18 Reconciliation with United States Generally Accepted Accounting Principles

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2004 and 2003

Nine months ended September 30, 2005 and 2004 (unaudited)

(e)   Other disclosures (continued):

 (iii)

Accounts receivable:

	September 30,	December 31,	December 31,
	2005	2004	2003
	(unaudited)

Trade receivables	$ 1,471	$ 3,415	$ 1,818
Note receivable	121	-	108
Taxes recoverable	182	71	48
Interest and other receivables	3	44	1,340

	$ 1,777	$ 3,530	$ 3,314

 (iv)

Inventories:

	September 30,	December 31,	December 31,
	2005	2004	2003
	(unaudited)

Raw materials and supplies	$ 380	$ 241	$ 387
Finished goods	1,723	467	121

	$ 2,103	$ 708	$ 508

(v)

Intangible assets:

The following table summarizes the estimated future amortization expenses as of December 31, 2004:

Year ending December 31
2005	$ 701
2006	701
2007	701
2008	701
2009	701
Thereafter	916

FORBES MEDI-TECH INC.

Item 18 Reconciliation with United States Generally Accepted Accounting Principles

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2004 and 2003

Nine months ended September 30, 2005 and 2004 (unaudited)

(e)   Other disclosures (continued):

(vi) Accounts payable and accrued liabilities:

	September 30,	December 31,	December 31,
	2005	2004	2003
	(unaudited)

Trade payables	$ 2,219	$ 1,475	$ 1,420
Accrued liabilities	605	447	519
Taxes payable	1,559	843	-
Other payables	37	90	394

	$ 4,420	$ 2,855	$ 2,333

 (vii) Related party transactions:

	Nine months ended		Years ended
	September 30,		December 31,
	2005	2004	2004	2003
	(Unaudited)

Legal fees and share issue costs	$ 162	$ 87	$ 141	$ 31
Consulting	6	719	719	198

	$ 168	$ 806	$ 860	$ 229

(viii) Other disclosure items:

	Nine months ended		Years ended
	September 30,		December 31,
	2005	2004	2004	2003
(Unaudited)

Depreciation	$ 841	$ 639	$ 1,016	$ 825
Amortization	$ 526	$ 468	$ 619	$ 1,219

Operating lease expense	$ 244	$ 243	$ 298	$ 432

(viii) Allowance for doubtful accounts:

The Company does not have any allowance for doubtful accounts for the years ended December 31, 2004 and 2003, and the nine month periods ended September 30, 2005 and 2004.

(viii) Segment disclosures:

The Company has operated in a single business segment developing, selling and licensing nutraceutical products to customers in the United States.  Revenues consist almost entirely of sales of nutraceutical products and related license revenues.

Except for the investment in PhytoSource joint venture as of December 31, 2004 and 2003, and September 30, 2005, all of the Company’s long-lived assets are located in Canada.

During the year ended December 31, 2004 and 2003, and nine months ended September 30, 2005 and 2004, substantially all of the Company’s revenue was generated from three customers.

FORBES MEDI-TECH INC.

Item 18 Reconciliation with United States Generally Accepted Accounting Principles

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2004 and 2003

Nine months ended September 30, 2005 and 2004 (unaudited)

(f)

Recent accounting pronouncements:

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“FAS”) No. 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4”, which required that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials be recognized as current-period charges and required that allocation of fixed production overheads to inventory be based on the normal capacity of the production facilities.  This statement is effective for inventory costs incurred in the fiscal years beginning after June 15, 2005.  FAS 151 is not expected to impact the Company’s consolidated financial statements.

In December 2004, the FASB issued FAS No. 123 (revised 2004) (“FAS 123R”), “Share-Based Payment”, which is a revision of FAS  No. 123, “Accounting for Stock-Based Compensation”.  FAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and does not allow the previously permitted pro forma disclosure as an alternative to financial statement recognition.  Liability classified awards are remeasured to fair value at each balance sheet date until the award is settled. FAS 123R supersedes Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employees”, and related interpretations and amends FAS No. 95 “Statement of Cash Flows”.  FAS 123R is scheduled to be effective beginning fiscal 2006 for the Company.  On August 31, 2005, the FASB issued FSP FAS 123R-1 to defer the requirement that a freestanding financial instrument originally subject to FAS 123R becomes subject to the recognition and measurement requirements of other applicable generally accepted accounting principles when the rights conveyed by the instrument to the holder are no longer dependent on the holder being an employee of the entity.  On October 18, 2005, the FASB issued FSP FAS 123R-2 to provide further guidance on the application of grant date as defined in FAS 123R.  The Company is currently assessing the impact of FAS 123R and related FSPs on its consolidated financial statements.

In March 2005, the FASB issued Financial Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset retirement Obligations – an interpretation of FASB Statement No.143” to require recognition of a liability for the fair value of a legal obligation to perform asset retirement activities that are conditional on a future event if the amount can be reasonably estimated.  The Interpretation provides guidance on whether the fair value is reasonably estimable.  FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005.  The Company is currently assessing the impact of FIN47 on its consolidated financial statements.

FORBES MEDI-TECH INC.

Item 18 Reconciliation with United States Generally Accepted Accounting Principles

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2004 and 2003

Nine months ended September 30, 2005 and 2004 (unaudited)

(f)

Recent accounting pronouncements (continued):

In May 2005, the FASB issued FAS No. 154 “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FAS Statement No. 3”.  FAS 154 requires an entity to account for the adoption of a new accounting policy by applying the new principle to prior accounting periods as if the principle had always been adopted, or “retrospective application”.  Under existing GAAP, a new principle is not applied to prior periods; rather, the cumulative effect of the change is recognized in earnings in the period of the change.  FAS 154 also carries forward without change the guidance from Opinion No. 20 for reporting the correction of an error in previously issued financial statements and the accounting for changes in estimate.  The provisions of FAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  The Company does not expect FAS 154 to have a material impact on the Company’s consolidated financial statements.

7,136,363 Common Shares

Forbes Medi-Tech Inc.

__________________

PROSPECTUS

__________________

___________________, 2006

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8.     INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Registrant's by-laws provide that the Registrant will indemnify any of its directors, former directors, officers and former officers and other parties specified by the by-laws, against all costs reasonably incurred by them for any civil, criminal or administrative action or proceeding to which they are or may be made a party by reason of having been a director or officer. The indemnity covers amounts paid to settle actions or to satisfy judgments. However, the Registrant may only indemnify these persons if such person acted honestly and in good faith with a view to the Registrant's best interests and, in the case of a criminal or administrative action or proceeding, if such person has reasonable grounds for believing that his or her conduct was lawful. The Canada Business Corporations Act provides that court approval is required for the payment of any indemnity in connection with an action brought by or on the Registrant's behalf. A policy of directors' and officers' liability insurance is maintained by the Registrant which insures directors and officers of the Registrant and its subsidiaries against liability incurred by, arising from or against them for certain of their acts, errors or omissions.

We believe that the indemnification provisions in our bylaws and our liability insurance will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers. Reference is made to Item 10 for the undertakings of the Registrant with respect to indemnification for liabilities arising under the U.S. Securities Act of 1933, as amended.

ITEM 9.     EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibit No.	Description
1.1(1)	Articles of Continuance dated April 4, 2001, and amendments thereto dated December 22, 2003 and October 26, 2005
1.2(1)	By-Laws of the Company dated January 29, 2001
1.3(2)	Certificate of Continuance dated April 11, 2001
1.4(2)	BC - Statement on Registration – Extra provincial Company filed August 11, 2001
1.5(2)	BC - Certificate of Registration dated August 21, 2001
2.1(1)	Amended and Restated Shareholder Rights Plan Agreement made as of April 28, 2003
2.2(6)	Amended and Restated 2000 Stock Option Plan dated August 15, 2000, as amended on April 13, 2004 and April 11, 2005
4.1*(2)	License Agreement with UBC (re: Phytosterols) dated July 4, 1995
4.2*(2)

Amended and Restated Formation and Contribution Agreement between Forbes Medi-Tech Inc., Forbes Medi-Tech (USA) Inc., Chusei (USA) Inc., and Phyto-Source LP made as of January 19, 2001 and dated July 17, 2001

4.3(2)	Amended and Restated Formation and Contribution Agreement dated December 18, 2002
4.4(2)	Amended and Restated Formation and Contribution Agreement dated January 18, 2002
4.5(3)	Credit Agreement dated August 1, 2003 between Phyto-Source LP and Southwest Bank of Texas, N.A. as amended
4.6(6)

Master Lease Agreement dated October 22, 2003 between Phyto-Source LP and SWBT Capital, LLC, as amended by Amendment No.1 to Master Lease Agreement No. 300008 dated October 22, 2003 between SWBT Capital, LLC and Phyto-Source LP

4.7(1)	Subordination Agreement dated as of March 17, 2004 among Forbes Medi-Tech (USA) Inc., SWBT Capital, LLC and Phyto-Source LP
4.8(1)	Unconditional Guaranty dated December 18, 2003 between Forbes Medi-Tech (USA) Inc. and SWBT Capital, LLC
4.9(4)	Separate Securities Purchase Agreements dated October 26, 2005 between Forbes Medi-Tech Inc. and various purchasers of our Series B Convertible Preferred Shares
4.10(4)	Separate Registration Rights Agreements dated October 25, 2004 between Forbes Medi-Tech Inc. and various purchasers of our Series B Convertible Preferred Shares
4.11(4)	Class D Warrant Certificates
4.12(1)	Settlement Agreement dated May 26, 2004 between Forbes Medi-Tech Inc., Tazdin Esmail and Vestco Enterprises Inc.
8.1(5)	List of Subsidiaries
14.1(6)	Opinion of Cawkell Brodie Glaister, LLP
15.1	Consent of KPMG LLP
15.2(6)	Consent of Cawkell Brodie Glaister, LLP (included in Exhibit 14.1)
15.3(6)	Power of Attorney (included as part of the signature pages)

(1)

Incorporated herein by reference from the Company’s Form 6-K filed with the SEC on April 1, 2005 and, as to the October 26, 2005 amendment to the Company’s Articles of Continuance only, from the Company’s Form 6-K submitted to the SEC on October 31, 2005

(2)

Original Credit Agreement incorporated herein by reference from the Exhibits to the Company’s Report on Form 20-F for the year ended July 31, 2001.

(3)

Incorporated herein by reference from the Exhibits to the Company’s Registration Statement on Form F-3 (SEC File No. 333-110910) on December 4, 2003.

(4)

Incorporated herein by reference from the Company’s Form 6-K filed with the SEC on October  28, 2005 and the Company's Form 6-K's filed on November 23, 2005.

(5)

Incorporated herein by reference from the Exhibits to the Company’s Report on Form 20-F for the year ended December 31, 2002.

(6)

Previously filed on Form F-3 on November 23, 2005 (SEC File No. 333-129943).

*

We received confidential treatment with respect to certain portions of this Agreement, which have been omitted, pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

ITEM 10.        UNDERTAKINGS.

        (a)   The undersigned Registrant hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i)    To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

        (ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

        (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement;

        (2)   That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4)   To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F (17 CFR 249.220f) at the start of any delayed offering or throughout a continuous offering.

(b)  The undersigned Registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to existing provisions or arrangements whereby the Registrant may indemnify a director, officer or controlling person of the Registrant against liabilities arising under the Securities Act of 1933, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing of Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Vancouver, Canada, on January 17, 2006.

FORBES MEDI-TECH INC.
(Registrant)

(signed) “Charles Butt”
CHARLES BUTT, CHIEF EXECUTIVE OFFICER
(Principal Executive Officer)
(signed) “David Goold”
DAVID GOOLD, CHIEF FINANCIAL OFFICER
(Principal Financial Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated on January 17, 2006.

/s/Charles Butt Charles Butt	Chief Executive Officer (Principal Executive Officer) and Director
/s/ David Goold David Goold	Chief Financial Officer (Principal Financial Officer)
/s/ Dr. Joe Dunne* Dr. Joe Dunne	Director/Authorized Representative in the United States
/s/ Donald Buxton* Donald Buxton	Director
/s/ Percy Skuy* Percy Skuy	Director
/s/ Dr. Lily Yang* Dr. Lily Yang	Director
/s/ Nitin Kaushal* Nitin Kaushal	Director
/s/ Dr. Guy Miller* Dr. Guy Miller	Director

*  Executed pursuant to Power of Attorney